CONSOL Energy Inc.

Investment Plan for

Salaried Employees

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

CONSOL Energy Inc.

Investment Plan for Salaried Employees

Contents

December 31, 2002 and 2001

Note:

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Investment Plan Committee of

the CONSOL Energy Inc. Investment Plan for

Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

June 10, 2003

Report of Independent Auditors

To the Investment Plan Committee

CONSOL Energy Inc.

We have audited the accompanying statement of net assets available for benefits of the CONSOL Energy Inc. Investment Plan for Salaried Employees as of December 31, 2001. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

June 6, 2002

CONSOL Energy Inc.

Investment Plan for Salaried Employees

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

(in thousands of dollars)	2002	2001
Investment at contract value
Stable Value Fund	$526,690	$505,379
Investments at fair value
Interests in registered investment companies	108,312	149,128
Barclays 3-Way Fund	14,759	17,621
Merrill Lynch Aggressive Asset Allocation Portfolio	833	941
Merrill Lynch Conservative Asset Allocation Portfolio	299	289
Merrill Lynch Moderate Asset Allocation Portfolio	1,218	1,291
Merrill Lynch Small Cap Index Trust	1,167	1,112
Merrill Lynch International Index Trust	561	862
Merrill Lynch Equity Index Trust	11,662	15,672
E.I. DuPont de Nemours & Company Common Stock	170,055	189,099
CONSOL Stock Fund	39,548	35,827
Daimler Chrysler AG Common Stock	85	131
Participant loans	15,055	16,504

Total investments	890,244	933,856
Receivables
Participant contributions	1,735	1,769
Employer contributions	4,970	4,999
Due from broker for securities sold	89	57
Accrued interest and dividends	14	—

	6,808	6,825
Cash	855	951

Net assets available for benefits	$897,907	$941,632

The accompanying notes are an integral part of these financial statements.

CONSOL Energy Inc.

Investment Plan for Salaried Employees

Statement of Changes in Net Assets Available for Benefits

December 31, 2002 and 2001

(in thousands of dollars)
Additions to net assets attributed to
Contributions
Participant	$21,507
Employer	12,026
Rollover	10,220

Total contributions	43,753

Interest and dividends	9,611
Net depreciation in fair value of investments	(16,936)

Total additions	36,428

Deductions from net assets attributed to
Benefits paid to participants	80,153

Net decrease	(43,725)
Net assets available for benefits
Beginning of year	941,632

End of year	$897,907

The accompanying notes are an integral part of these financial statements.

CONSOL Energy Inc.

Investment Plan for Salaried Employees

Notes to Financial Statements

December 31, 2002 and 2001

1.	Description of the Plan

The following brief description of the CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established in 1953. Salaried, operations and maintenance and, in certain circumstances, production and maintenance employees of CONSOL Energy Inc. and participating employers (“CONSOL Energy” or the “Company”) are eligible to participate in the Plan on the first of the month following regular full-time employment. In addition, temporary employees are eligible to participate in the Plan upon completion of a period of 12 consecutive months, commencing upon their employment date or anniversary date thereof, during which the employee completes 1,000 or more hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On April 29, 1999, CONSOL Energy underwent an initial public offering. In connection with the public offering, the Plan offers CONSOL Energy common stock (“CONSOL Stock Fund”) as an investment option. Participants of the Plan were able to transfer funds into the CONSOL Stock Fund in June 1999 and to allocate contributions to this fund in July 1999. In addition, participants were no longer able to allocate contributions to E.I. DuPont de Nemours & Company (“DuPont”) common stock (“DuPont Stock Fund”).

Effective January 1, 2002, the Plan was amended to convert the CONSOL Stock Fund within the CONSOL Investment Plan to an Employee Stock Ownership Plan (“ESOP”). As amended, a participant in the Plan will be given the opportunity for dividends on CONSOL Energy stock held in the Plan to be paid in the form of cash for any dividends declared on or after January 23, 2002. If a participant does not make an election, the dividends will be invested into the CONSOL Stock Fund.

Effective January 1, 2002, the Plan’s allowable contribution limit for participants was amended. The amended Plan allows each participant to continue a maximum of the lesser of $40,000 or 44 percent of their monthly base pay.

Contributions

Each year participants may, with certain restrictions, contribute up to 44 percent of monthly base pay to the Plan exclusive of supplemental make-up deposits. CONSOL Energy and participating employers match these contributions, dollar for dollar, up to 6 percent of base pay (as defined by the Plan). Contributions may be made with before-tax or after-tax dollars. In addition, subject to certain limitations, a participant is allowed to make lump-sum savings deposits in cash to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and plan investment earnings and is charged with an allocation of administrative expenses and plan investment losses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

CONSOL Energy Inc.

Investment Plan for Salaried Employees

Notes to Financial Statements

December 31, 2002 and 2001

Vesting

Through December 31, 2001, Plan participants generally became vested upon completion of five years participation in the Plan or five cumulative years of service. Effective January 1, 2002, Plan participants vest upon completion of three cumulative years of service. Participants are always 100 percent vested in their deposits and in the earnings on both their deposits and the Company’s contributions.

Forfeitures

Nonvested participants whose services with the Company have been terminated will forfeit their entire Company matching source. Total forfeitures for 2002 were approximately $74,000. Forfeitures are used to reduce the employer matching contributions to the Plan.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of the funds included in the supplemental schedule of assets (held at end of year), which is attached to these financial statements.

Participant Loans

Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and bear an interest rate equal to the average rate charged by selected major banks for secured personal loans. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Participants who retire from active service may elect to withdraw until April 1 of the calendar year following the year in which the participants attains age 70-1/2, or to elect an option to have their account distributed over a period of not less than two years or more than a period which would pay the account balance during the employee’s actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of an employee’s retirement, death, termination, attainment of age 59-1/2 or defined hardship. At December 31, 2002, approximately $749,000 was payable to withdrawing participants. The Plan has recorded this amount as a liability on the Form 5500 as these claims have been processed and approved for payment but not paid prior to year-end.

Plan Termination

Although it has not expressed any intent to do so, CONSOL Energy has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

CONSOL Energy Inc.

Investment Plan for Salaried Employees

Notes to Financial Statements

December 31, 2002 and 2001

Investment Valuation and Income Recognition

For financial reporting purposes, the assets of the Plan are reflected on the accrual basis of accounting. The underlying assets of the Stable Value Fund consist primarily of guaranteed investment contracts (“GIC”), separate account portfolios (“SAP”) and synthetic guaranteed investment contracts (“SYN”). These contracts are held for investment purposes by the Plan and are fully benefit responsive. The Stable Value Fund is stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. The contract value of the investment contracts is provided by the Plan’s trustee and approximates market value. Changes in contract value are recognized in the statement of changes in net assets available for benefits as they occur. Investments in common stock funds and interests in registered investment companies are stated at fair value based on publicly quoted market prices. Investments in the Merrill Lynch Small Cap Index Trust, Merrill Lynch International Index Trust, Merrill Lynch Equity Index Trust, Barclays 3-Way Fund and Aggressive Asset Allocation, Conservative Asset Allocation and Moderate Asset Allocation Portfolios are valued at the net asset value of units held by the Plan at year end by the applicable custodian.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of DuPont and CONSOL Energy common stock are based on the average cost of the securities sold and are recognized on the trade date. The CONSOL Stock Fund, which is comprised solely of CONSOL Energy common stock, is valued at its quoted market price at year end. Participant loans are valued at cost, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

Certain administrative expenses of the Plan, such as trustee fees, accounting and legal fees are provided to the Plan by CONSOL Energy without cost. Other administrative expenses are borne by the Plan.

CONSOL Energy Inc.

Investment Plan for Salaried Employees

Notes to Financial Statements

December 31, 2002 and 2001

3.	Investments

The following presents individual investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31:

(in thousands of dollars)	2002	2001
E.I. DuPont de Nemours & Company common stock, 4,010,750 and 4,448,339 shares, respectively	$170,055	$189,099
Connecticut General Life Insurance SAP, 7.14%, 10/01/2007	41,699	48,338
Union Bank of Switzerland—SYN, 6.35%	55,584	52,245
Transamerica—SAP, 7.10%, 11/30/2006	45,254	42,254
Pimco Low Duration Fund	59,406	—
Synthetic Wrapper Agreement	(144,384)	—

During 2002, the Plan’s investments (including investments bought, sold, as well as held during the year (depreciated) appreciated as follows:

(in thousands of dollars)	Net (Depreciation) Appreciation in Investment Value During Year	Investment Value at End of Year
Fair value as determined by quoted market price
Interests in registered investment companies	$(35,411)	$108,312
Common stock
CONSOL Stock Fund	(5,702)	39,548
E.I. DuPont de Nemours & Company	(405)	170,055
Daimler Chrysler AG	(32)	85
Stable Value Fund	30,872	526,690
Fair value reported by applicable custodian	(6,258)	30,499
Noninterest-bearing cash and cash equivalents	—	855

	$(16,936)	$876,044

The Stable Value Fund is a nonpooled separate account held by the Plan. Prior to March 1999, the Plan and the Thrift Plan for Employees of Conoco Inc., a wholly owned subsidiary of DuPont, jointly owned the Stable Value Fund. During 1999, the balance of all investment contracts, as of December 31, 1998, was allocated to the two plans by Merrill Lynch based on the relationship of the Plan’s Stable Value Fund participant balances to total Stable Value Fund participant balances.

CONSOL Energy Inc.

Investment Plan for Salaried Employees

Notes to Financial Statements

December 31, 2002 and 2001

The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third party guarantors. Collateral is generally not provided. The Stable Value Fund includes traditional guaranteed investment contracts as well as synthetic guaranteed investment contracts. A synthetic guaranteed investment contract provides for a guaranteed return on principal over a specified period of time through the use of underlying assets and a benefit responsive wrapper contract issued by a third party. Included in the contract value of synthetic guaranteed investment contracts is approximately ($144.4 million) at December 31, 2002 attributable to wrapper contract providers representing the amounts by which the value of contracts are less than the value of the underlying assets.

The composition of assets of the Stable Value Fund as of December 31, 2002 and 2001 are as follows:

(in thousands of dollars)	2002	2001
Investment contracts	$519,267	$505,379
Short-term investments	7,423	—

	$526,690	$505,379

The composition of changes in net assets of the Stable Value Fund for the year ended December 31, 2002 is as follows:

(in thousands of dollars)
Employer contributions	$6,233
Participant contributions	20,434

Total contributions	26,667

Interest and dividend income	658
Net realized/unrealized appreciation in fair value	30,929
Benefits paid to participants	(51,939)
Net loan activity	(71)
Net interfund transfers	15,123
Other	(56)

Increase in net assets available for benefits	21,311

Net assets
Beginning of year	505,379

End of year	$526,690

The aggregate crediting rates for all contracts as of December 31, 2002 was 5.88 percent. The crediting rates for SAP and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. The average yield of the Stable Value Fund was approximately 6.07 percent in 2002.

Participants investing in the Stable Value Fund, Barclays 3-Way Fund, Merrill Lynch Equity Index Trust, Merrill Lynch Small Cap Index Trust, Merrill Lynch International Index Trust, and Aggressive Asset Allocation, Conservative Asset Allocation and Moderate Asset Allocation Portfolios are assigned units at the time of investment based on the net asset value per unit.

CONSOL Energy Inc.

Investment Plan for Salaried Employees

Notes to Financial Statements

December 31, 2002 and 2001

4.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 17, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 and 2001 to Form 5500:

(in thousands of dollars)	2002	2001
Net assets available for benefits per the financial statements	$897,907	$941,632
Amounts allocated to withdrawing participants	(749)	(903)

Net assets available for benefits per the Form 5500	$897,158	$940,729

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2002, to Form 5500:

(in thousands of dollars)
Benefits paid to participants per the financial statements	$80,153
Add: Amounts allocated to withdrawing participants at December 31, 2002	749
Less: Amounts allocated to withdrawing participants at December 31, 2001	(903)

Benefits paid to participants per Form 5500	$79,999

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2002, but not yet paid as of that date.

6.	Transactions with Parties-in-Interest

Plan investments in the Merrill Lynch Balanced Capital Fund, the Merrill Lynch Basic Value Fund, the Merrill Lynch Fundamental Growth Fund, the Merrill Lynch Premier Institutional Fund, the Merrill Lynch Aggressive Asset Allocation Portfolio, the Merrill Lynch Conservative Asset Allocation Portfolio, the Merrill Lynch Moderate Asset Allocation Portfolio, the Merrill Lynch Small Cap Index Trust, the Merrill Lynch International Index Trust and the Merrill Lynch Equity Index Trust are managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as those conducted with a party-in-interest to the Plan. Trustee and investment fees paid during 2002 were based upon customary and reasonable rates for such services.

One of the investment vehicles available to employees, the CONSOL Stock Fund, contains stock of CONSOL Energy. The Plan held 2,288,668 shares and 1,442,310 shares of CONSOL Energy’s common stock at December 31, 2002 and 2001, respectively.

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002                                                                                                                                                                        Schedule I

(in thousands of dollars)

Identity of Issue, Borrower	Description of	Number of	Current
Lessor or Similar Party	Investment	Shares/Units	Value
Noninterest-bearing cash and cash equivalents		—	$855

Common stock
CONSOL Stock Fund*		2,288,668	39,548
E.I. DuPont de Nemours & Company		4,010,750	170,055
Daimler Chrysler AG		2,783	85

Total common stock			209,688

Interests in registered investment companies
Merrill Lynch*	Balanced Capital Fund	132,819	2,956
	Basic Value Fund	314,324	7,343
	Fundamental Growth Fund	43,047	555

Janus Investments	Enterprise Fund	376,671	8,645
	Mercury Fund	1,142,451	16,863

Fidelity Investments	Fidelity Fund	156,650	3,487
	Equity Income Fund	52,827	2,096
	Magellan Fund	367,112	28,987
	Low Priced Stock Fund	282,636	7,114
	Growth and Income Fund	152,586	4,625

Franklin Value Investors Trust	Small Cap Growth Fund	205,554	4,512
	Balance sheet	112,796	4,184
	Custodian Fund Inc.	19,446	463

AIM	Equity Constellation Fund	150,867	2,509
	Premier Equity Fund	631,792	4,745

Franklin Templeton	Growth Fund	97,819	1,558
	Foreign Fund	287,669	2,390

MFS Investment Management	Total Return Fund	144,104	1,912
	Research Fund	66,413	939

Mercury	International Fund	81,707	1,355
		216,049	1,074

Total interests in registered investment companies.			108,312

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002	Schedule I

Stable Value Fund
Connecticut General Life Insurance	GIC, 7.14%, 10/1/2007	41,699,016	41,699
ING Life Insurance and Annuity Co.	GIC, 4.86%, 5/3/2004	33,557,072	33,557
Transamerica Life Ins.	GIC, 7.10%, 11/30/2006	45,254,414	45,254
John Hancock Mutual Life	GIC, 6.01%, 5/31/2006	13,873,437	13,873
Union Bank of Switzerland	GIC, 6.35%, open-end	55,583,769	55,584
Security Life of Denver	GIC, 6.19%, 3/3/2008	25,363,630	25,364
Merrill Lynch Premier Institutional	Money Market Fund, 1.39%
Fund*		7,423,286	7,423
ING Life Insurance and Annuity Co.	SYN, 6.32%, open-end	56,827,335	—
Monumental Life Ins. Co.	SYN, 5.55%, open-end	55,221,456	—
Morgan Guarantee Trust Co.	SYN, 5.30%, open-end	55,302,679	—
Morgan Guarantee Trust Co.	SYN, 5.42%, open-end	40,578,974	—
State Street Bank and Trust	SYN, 5.67%, open-end	55,426,137	—
State Street Bank and Trust	SYN, 5.42%, open-end	40,578,974	—
Underlying investments for synthetic investment contracts:
AOL TIME WARNER 7.625% BDS 15/4/31 USD1000	Corporate Bonds	250,000	257
AT&T CORP 8% SNR NTS 15/NOV/2031 USD1000	Corporate Bonds	750,000	827
BEAR STEARNS ARM TRUST 01-9 I-A VARIABLE	CMO/REMIC	349,018	352
BEAR STEARNS COS FR MTN 24/05/2004 USD1000	Corporate Bonds	500,000	502
CHASE EOD BK LIQUIDITY FD (VAN 2).	Short Term Investment Fund	16,561,146	16,561
CHASE MANHATTAN AUTO OWNER TRUST 00-A A-3 6.210%	Asset-Backed Security	358,151	362
DENVER ARENA TR ARENA REVENUE BKD NT 144A 6.94%	Asset-Backed Security	207,405	222
DEUTSCHE TELEKOM I 8.5%-VAR BDS 15/6/10 USD	Corporate Bonds	500,000	576
DLJ ACCEPTANCE TRUST II 1989-2 2-G VARIABLE	CMO/REMIC	32,983	36
DYNEGY INC 8.75% NT 15/02/2012 USD1000	Corporate Bonds	500,000	175
EL PASO CORP 8.05% M TN 15/OCT/2030 USD1000	Corporate Bonds	250,000	155
FANNIE MAE REMIC TRUST 93-196 IA 6.500%	CMO/REMIC	19,050	2
FANNIE MAE REMIC TRUST 93-252 HA 5.000%	CMO/REMIC	950,000	983
FANNIE MAE REMIC TRUST 96-007 H 6.500% 25/DEC/2023	CMO/REMIC	421,623	429
FANNIE MAE REMIC TRUST 97-G02A ZA 8.500%	CMO/REMIC	393,360	428
FEDERAL HOME LN MTG CORP REFRNCE NT 5% 15/JAN/2004	Government Bonds	550,000	571
FEDERAL HOME LOAN MORTGAGE CORPORATION 1404 FA	CMO/REMIC	177,041	180
FEDERAL HOME LOAN MORTGAGE CORPORATION 1416 Z	CMO/REMIC	1,511,996	1,620
FEDERAL HOME LOAN MORTGAGE CORPORATION 1502 PZ	CMO/REMIC	282,736	292
FEDERAL HOME LOAN MORTGAGE CORPORATION 1584 HA	CMO/REMIC	504,593	506
FEDERAL HOME LOAN MORTGAGE CORPORATION 1629 HA	CMO/REMIC	650,000	655
FEDERAL HOME LOAN MORTGAGE CORPORATION 1639 J	CMO/REMIC	52,787	53
FEDERAL HOME LOAN MORTGAGE CORPORATION 1956A BE	CMO/REMIC	187,868	192
FEDERAL NATL MTG ASSN STRIPPED MTG	CMO/REMIC	3,835	4
FFCA SECURED LENDING CORPORATION 99-2 A 7.950%	Commercial Mortgage Back	400,000	440
FHLMC MORTPASS ARM 01/MAY/2025 84 PN# 846152	Mortgage Backed Securities	76,765	79

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002	Schedule I

FNMA MORTPASS 6% 01/JUL/2014 CI PN# 323833	Mortgage Backed Securities	236,883	249
FNMA MORTPASS 6% 01/MAR/2009 CI PN# 050986	Mortgage Backed Securities	522,337	553
FNMA MORTPASS 6.134% 01/NOV/2011 XY PN# 545269	Mortgage Backed Securities	494,510	544
FNMA MORTPASS 7.104% 01/AUG/2009 HY PN# 381816	Mortgage Backed Securities	485,791	558
FNMA MORTPASS ARM 01/AUG/2028 AS PN# 065581	Mortgage Backed Securities	70,142	72
FNMA MORTPASS ARM 01/MAR/2027 AS PN# 062938	Mortgage Backed Securities	18,084	19
FNMA MORTPASS ARM 01/MAY/2036 WS PN# 545204	Mortgage Backed Securities	347,714	357
FORD CREDIT AUTO OWNER TRUST 99-D B 6.870%	Asset-Backed Security	900,000	902
FORD MOTOR CREDIT 7.25% BDS 25/10/11 USD1000	Corporate Bonds	250,000	243
FORD MOTOR CREDIT FRN 3/2003 USD	Corporate Bonds	500,000	499
FRANCE TELECOM VAR% BD 1/3/31 USD(4)’	Corporate Bonds	850,000	1,035
FREDDIE MAC 2235 KS 6.500% 15/FEB/2026	CMO/REMIC	500,000	532
FREDDIE MAC 2279 Z 6.000% 15/JAN/2031	CMO/REMIC	392,543	397
GE CAPITAL MORTGAGE SERVICES, INC. 94-17 A5 7.000%	CMO/REMIC	23,383	24
GEN MOTORS ACC CP 5.75% SNR NTS 10/11/03 USD	Corporate Bonds	96,000	98
GENERAL ELEC CAP CORP 36962GZY3 5.45% 15/JAN/2013	Corporate Bonds	500,000	519
GENERAL MTRS NOVA 6.85% NT 15/10/2008 USD1000	Corporate Bonds	1,000,000	1,034
GEORGIA ST RD & TWY AUTH REV 01/DEC/2001	Municipal Bonds	300,000	311
GMAC COMMERCIAL MORTGAGE SECURITIES, INC. 99-C2	Commercial Mortgage Back	349,313	381
GNMA I MORTPASS 6.5% 15/OCT/2025 SF PN# 387158	Mortgage Backed Securities	41,720	44
GNMA I MORTPASS 7% 15/DEC/2030 SF PN# 537747	Mortgage Backed Securities	820,585	870
GNMA I MORTPASS 7% 15/JAN/2030 SF PN# 519186	Mortgage Backed Securities	37,603	40
GNMA I MORTPASS 7% 15/JUL/2031 SF PN# 551549	Mortgage Backed Securities	1,257,204	1,333
GNMA I MORTPASS 7% 15/MAY/2032 SF PN# 587589	Mortgage Backed Securities	34,053	36
GNMA I MORTPASS 7% 15/NOV/2031 SF PN# 571315	Mortgage Backed Securities	404,340	429
GNMA II JUMBO VAR RATE 20/OCT/2029 PN# 080331	Mortgage Backed Securities	59,405	61
GNMA II MORTPASS ARM 20/APR/2030 AR PN# 080395	Mortgage Backed Securities	56,765	58
GNMA II MORTPASS ARM 20/FEB/2024 AR PN# 008371	Mortgage Backed Securities	71,454	73
GNMA II MORTPASS ARM 20/JAN/2026 AR PN# 008781	Mortgage Backed Securities	50,262	52
GNMA II MORTPASS ARM 20/JAN/2027 AR PN# 080032	Mortgage Backed Securities	108,185	111
GNMA II MORTPASS ARM 20/SEP/2023 AR PN# 008280	Mortgage Backed Securities	76,988	79
GNMA6.50% 15JAN2049 USD	Mortgage Backed Securities	4,000,000	4,195
GREENTREE FINANCIAL CORPORATION 98-6 A-5 6.060%	Asset-Backed Security	741,314	766
HAMILTON OHIO NORTHERN OHIO SCH DISTS GAS SUPPLY	Municipal Bonds	1,200,000	1,298
INDYMAC ARM TRUST 01-H2 A-2 VARIABLE 25/JAN/2032	CMO/REMIC	554,764	565
LIMESTONE ELECTRON TR / LIM EST GTD SR NT 144A	Corporate Bonds	500,000	470
MEXICO (UTD MEX ST) VRR SERIES D 30JUN2006	Rights	500,000	—
MEXICO(UTD MEX ST) MTN 8.3% 15/AUG/2031	Government Bonds	300,000	317
MEXICO, GOVERNMNET OF (UTD) VRR SERIES B DUE	Rights	500,000	2
MEXICO,VALUE RECOV Rights, (UTD)VRR SERIES-C-	Rights	500,000	—
NATL RURAL UTIL CORP VAR	Corporate Bonds	1,000,000	1,003
NOMURA ASSET ACCEP CORP 2001-R1 M TG PASS THRU CTF	CMO/REMIC	365,036	395
PACIFIC GAS & ELEC CO NT FLT 144A 31/OCT/2049	Corporate Bonds	300,000	287
PEMEX PROJECT FDG 8% BD 15/11/2011 USD’144A’	Corporate Bonds	500,000	538

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002                                                                                                                                                                        Schedule I

PIMCO FDS PAC INVT MGMT SER INTL PTF INSTL	Mutual Funds	455,267	3,105
RESECURITIAZTION MORTGAGE TRUST CERTIFICATES 00-A	CMO/REMIC	254,062	259
SALOMON BROTHERS MORTGAGE SECURITIES LOAN TRUST	CMO/REMIC	7,356	7
SEARS MTG SECS MTG PASS THRU CTF SER 1992 PR-1 CL	CMO/REMIC	23,603	24
SPRINT CAPITAL CP 6.875% NTS 15/11/28 USD1000	Corporate Bonds	300,000	242
SPRINT CAPITAL CP 7.625% GTD BDS 30/1/11 USD	Corporate Bonds	500,000	475
TBA FNMA SF 5.00 15 YRS JAN	Mortgage Backed Securities	500,000	512
TBA FNMA SF 5.50% 15 YRS DUE 17/JAN/2017	Mortgage Backed Securities	500,000	518
TBA GNMA I SF 7.00 30 YRS JAN	Mortgage Backed Securities	1,000,000	1,059
TBA GNMA II JUM BOS 6.50 30 YRS JAN	Mortgage Backed Securities	2,500,000	2,612
THE PRUDENTIAL HOME MORTGAGE SECURITIES COMPANY,	CMO/REMIC	10,036	10
UNITED MEXICAN STATES 8% 24/SEP/2022	Government Bonds	500,000	520
UNITED MEXICAN STATES VALUE RECOVERY RIGHT	Rights	500,000	—
USA TREASURY BDS 10.625% BDS 15/8/2015 USD	Government Bonds	700,000	1,130
USA TREASURY BDS 12% BDS 15/8/2013 USD1000	Government Bonds	1,500,000	2,184
USA TREASURY BDS 7.5% BDS 15/11/2016 USD1000	Government Bonds	2,500,000	3,270
USA TREASURY BDS 8.875% BDS 15/8/17 USD1000	Government Bonds	1,600,000	2,338
USA TREASURY NTS 3.625% TIPS 15/04/28 USD	Government Bonds	600,000	787
USA TREASURY NTS 6.5% NT 15/10/2006 USD1000	Government Bonds	100,000	115
USA TREASURY STRIP STRIP INT PMT 15/8/2015 USD	Government Bonds	1,000,000	551
WILLIAMS COS INC 7.125% NT 1/9/2011 USD1000	Corporate Bonds	500,000	328
WILLIAMS COS INC8.75% DUE 15/MAR/2032	Corporate Bonds	100,000	66
BRITISH POUND	Currencies	2,960	5
CHASE EOD BK LIQUIDITY FD (VAN 2).	Short Term Investment Fund	544	1
PIMCO FDS PAC INVT MGMT SER TOTAL RETRN PT	Mutual Funds	2,376,486	25,357
PIMCO LOW DURATION FUND	Mutual Funds	5,784,429	59,406
144A/REG S ONCOR ELECTRIC DELIVERY COMPANY	Corporate Bonds	85,000	88
1ST UNION NATL BK 7.875% BDS 15/2/10 USD1000	Corporate Bonds	100,000	120
ACE INA HLDGS INC 8.3% NT 15/08/2006 USD1000	Corporate Bonds	100,000	113
AESOP FUNDING II 1998-1 NOTES 20/MAY/2006 6.14000	Asset-Backed Security	300,000	323
ALABAMA PWR CO SR NT-S 5.875% 01/DEC/2022	Corporate Bonds	65,000	67
ALCOA INC 6.75% NTS 15/1/2028 USD1000	Corporate Bonds	50,000	56
ALLTEL CORP	Corporate Bonds	120,000	138
AMER HOME PRODS CP 7.9% BDS 15/2/05 USD1000	Corporate Bonds	100,000	111
AMER RE CORP 7.45% NTS 15/12/26 USD	Corporate Bonds	250,000	260
AMERITECH CAP FDG 6.45% DEB 15/01/18 USD1000	Corporate Bonds	55,000	60
AOL TIME WARNER 7.7% BDS 1/5/32 USD1000	Corporate Bonds	150,000	156
ASSET SECURITIZATION CORPORATION 97-D4 A-1B 7.400%	CMO/REMIC	344,414	362
ASSET SECURITIZATION CORPORATION 97-D5 A-1B 6.660%	Commercial Mortgage Back	375,000	408
ASSOCS CORP OF NA 5.75% NTS 1/11/2003 USD1000	Corporate Bonds	280,000	290
AT&T CORP 8% SNR NTS 15/NOV/2031 USD1000	Corporate Bonds	85,000	94
AT&T WIRELESS SVCS INC NT	Corporate Bonds	85,000	85
ATLAS AIR 1998-1 1-A 20190702 7.38000 02/JAN/2018	Asset-Backed Security	231,968	152
BANCO SANTANDER CHILE SB NT 6.5% 01/NOV/2005	Corporate Bonds	250,000	266
BK OF AMERICA CPN 7.4% SNR BDS 15/01/2011 USD	Corporate Bonds	250,000	294

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – chedule of Assets (Held at End of Year)

December 31, 2002                                                                                                                                                                        Schedule I

BK ONE CORP 8% SUB NT 29/4/2027 USD1000	Corporate Bonds	300,000	377
BRISTOL-MYRS SQUIB 5.75% BDS 1/10/11 USD1000	Corporate Bonds	50,000	53
BRITISH TELECOM STEP CPN 8.875% AFTER 06/15/01,	Corporate Bonds	75,000	96
BURLINGTON RES INC 5.7% NT 01/03/2007 USD1000	Corporate Bonds	150,000	162
CANADIAN OIL SANDS LTD SR NT 144A7.9% 01/SEP/2021	Corporate Bonds	150,000	155
CENTEX CORPORATION 5.800% DUE 15/SEP/2009	Corporate Bonds	100,000	101
CHASE EOD BK LIQUIDITY FD (VAN 2).	Short Term Investment Fund	3,939,869	3,940
CHASE MANHATTAN AUTO OWNER TR 2002 B Asset-Backed Security	Asset-Backed Security	250,000	262
CHASE MANHATTAN CP 7% BDS 15/NOV/2009 USD1000	Corporate Bonds	75,000	83
CINGULAR WIRELESS LLC SR NT 7.125%31	Corporate Bonds	150,000	159
CITIBANK CREDIT CARD MASTER TRUST I 99-2 A 5.875%	Asset-Backed Security	450,000	496
CLEAR CHANNEL COMM 7.65% SNR NTS 15/9/10 USD	Corporate Bonds	80,000	91
CNH EQUIPMENT TRUST 01-A A-4 5.380% 15/AUG/2007	Asset-Backed Security	300,000	315
COMMONWEALTH EDISON CO 1M MBIA 8.25% 01/OCT/2006	Corporate Bonds	150,000	177
CONAGRA INC 7.875% NTS 15/9/10 USD1000	Corporate Bonds	85,000	103
CONTINENTAL AIRLINES 98-2 A 6.410% 15/OCT/2008	Asset-Backed Security	394,923	294
CREDIT NATIONAL 7% SB NTS 14/11/2005 USDVAR	Corporate Bonds	250,000	269
DELTA AIR LINES 6.718% 30/APR/2002-02/JAN/2023	CMO/REM IC	350,000	370
DEVON ENERGY CORP 7.95% SR DEB 15/4/32 USD	Corporate Bonds	75,000	90
DUKE ENERGY CORP SR NT-B 5.375% 01/JAN/2009	Corporate Bonds	150,000	153
EQUITABLE LIFE ASS 6.95% NTS 1/12/05 USD1000	Corporate Bonds	250,000	272
ERAC USA FINANCE 6.75% NT 15/05/09 USD 144A	Corporate Bonds	150,000	164
ERP OPERATING FR 13/04/15 USD1000	Corporate Bonds	200,000	213
EVEREST REINS HLDGS INC SR NT 8.75% 15/MAR/2010	Corporate Bonds	200,000	230
FED HOME LOAN MTG 5.625% BDS 15/03/2011 USD	Government Bonds	360,000	399
FED NATL MORT ASSC 6% BDS 15/05/11 USD 1000	Government Bonds	400,000	452
FEDERATED DEPT STO 7% DEB 15/2/2028 USD1000	Corporate Bonds	70,000	74
FHLM CGLD MORTPASS 5.5% 01/M AY/2013 G1 PN# G10814	Mortgage Backed Securities	229,496	240
FHLM CGLD MORTPASS 6% 01/JUN/2017 E9 PN# E90279	Mortgage Backed Securities	411,025	430
FHLM CGLD MORTPASS 6% 01/NOV/2013 E7 PN# E72994	Mortgage Backed Securities	85,604	90
FHLM CGLD MORTPASS 6% 01/SEP/2032 C0 PN# C01403	Mortgage Backed Securities	967,784	1,002
FHLM CGLD MORTPASS 7.5% 01/APR/2028 G0 PN# G00921	Mortgage Backed Securities	100,816	108
FHLM CGLD MORTPASS 7.5% 01/JUN/2027 G0 PN# G00739	Mortgage Backed Securities	74,307	79
FIRST UNION-LEHMAN BROTHERS COMM ERCIAL MORTGAGE	Commercial Mortgage Back	241,303	256
FLORIDA WINDSTORM 7.125%SEC NT25/2/19USD(144A	Corporate Bonds	100,000	114
FNMA MORTPASS 6% 01/APR/2016 CI PN# 576253	Mortgage Backed Securities	25,590	27
FNMA MORTPASS 6% 01/DEC/2001 CI PN# 614934	Mortgage Backed Securities	932,785	976
FNMA MORTPASS 6% 01/M AR/2005 CX PN# 399248	Mortgage Backed Securities	73,661	76
FNMA MORTPASS 6% 01/NOV/2028 CL PN# 447386	Mortgage Backed Securities	192,175	199
FNMA MORTPASS 6% 01/NOV/2028 CL PN# 447387	Mortgage Backed Securities	164,451	171
FNMA MORTPASS 6% 01/NOV/2032 CL PN# 672909	Mortgage Backed Securities	359,635	372
FNMA MORTPASS 6% 01/SEP/2016 CI PN# 589114	Mortgage Backed Securities	574,410	601
FNMA MORTPASS 6% 01/SEP/2016 CI PN# 602050	Mortgage Backed Securities	32,708	34
FNMA MORTPASS 6.131% 01/NOV/2011 XY PN# 545258	Mortgage Backed Securities	988,413	1,089
FNMA MORTPASS 6.3% 01/JAN/2008 MY PN# 380056	Mortgage Backed Securities	146,235	162
FNMA MORTPASS 6.316% 01/M AY/2011 XY PN# 535862	Mortgage Backed Securities	295,200	318

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002	Schedule I

FNMA MORTPASS 6.46% 01/JUN/2009 MY PN# 381698	Mortgage Backed Securities	288,970	326
FNMA MORTPASS 6.5% 01/AUG/2013 CI PN# 251982	Mortgage Backed Securities	156,416	166
FNMA MORTPASS 6.5% 01/AUG/2013 CI PN# 433131	Mortgage Backed Securities	159,031	168
FNMA MORTPASS 6.5% 01/FEB/2017 CI PN# 545449	Mortgage Backed Securities	706,930	747
FNMA MORTPASS 6.5% 01/JUL/2013 CI PN# 433301	Mortgage Backed Securities	286,445	303
FNMA MORTPASS 6.5% 01/NOV/2016 CI PN# 545299	Mortgage Backed Securities	306,073	324
FNMA MORTPASS 7% 01/JAN/2028 CL PN# 313947	Mortgage Backed Securities	223,245	235
FNMA MORTPASS 7.04% 01/MAR/2007 MY PN# 073980	Mortgage Backed Securities	211,817	238
FNMA PASS THRU CTF POOL NO: 582540	Mortgage Backed Securities	34,507	36
FORD MOTOR CO 6.5% BDS 1/8/2018 USD1000	Corporate Bonds	431,000	351
FRANCE TELECOM 8.25% BDS 01/MAR/2011 USD1000	Corporate Bonds	100,000	116
GEN ELEC CAP CORP 6.125% MTN 22/2/2011 USD	Corporate Bonds	100,000	108
GEN ELEC CAP CORP 8.85% BDS 4/1/2005 USD1000	Corporate Bonds	175,000	199
GEN MOTORS CORP 6.875% BDS 15/9/11 USD1000	Corporate Bonds	200,000	199
GENERAL ELEC CAP CORP FR CDTMTN8.88% 18/JUN/2003	Corporate Bonds	350,000	362
GERMANY(FED REP) 6% BDS 4/7/2007 EUR0.01	Government Bonds	1,048,000	1,216
GNMA I MORTPASS 6.5% 15/FEB/2028 SF PN# 465911	Mortgage Backed Securities	420,576	442
GNMA I MORTPASS 6.5% 15/JUL/2028 SF PN# 462642	Mortgage Backed Securities	478,122	503
GNMA I MORTPASS 6.5% 15/JUL/2032 SF PN# 587719	Mortgage Backed Securities	472,015	496
GNMA I MORTPASS 6.5% 15/MAR/2028 SF PN# 450324	Mortgage Backed Securities	429,807	452
GNMA I MORTPASS 6.5% 15/MAY/2028 SF PN# 462707	Mortgage Backed Securities	58,447	61
GNMA I MORTPASS 6.5% 15/OCT/2028 SF PN# 469613	Mortgage Backed Securities	729,927	767
GNMA I MORTPASS 6.5% 15/OCT/2028 SF PN# 484867	Mortgage Backed Securities	234,398	246
GNMA I MORTPASS 6.5% 15/OCT/2028 SF PN# 486598	Mortgage Backed Securities	446,896	470
GNMA I MORTPASS 6.5% 15/SEP/2028 SF PN# 464157	Mortgage Backed Securities	210,452	221
GNMA I MORTPASS 6.5% 15/SEP/2028 SF PN# 488893	Mortgage Backed Securities	508,006	534
GNMA I MORTPASS 6.75% 15/FEB/2026 SF PN# 408231	Mortgage Backed Securities	37,934	40
GNMA I MORTPASS 7% 15/APR/2024 SF PN# 376904	Mortgage Backed Securities	97,370	104
GNMA I MORTPASS 7% 15/APR/2028 SF PN# 474144	Mortgage Backed Securities	43,870	47
GNMA I MORTPASS 7% 15/AUG/2023 SF PN# 340394	Mortgage Backed Securities	73,416	78
GNMA I MORTPASS 7% 15/AUG/2023 SF PN# 348933	Mortgage Backed Securities	59,664	64
GNMA I MORTPASS 7% 15/AUG/2023 SF PN# 352111	Mortgage Backed Securities	5,792	6
GNMA I MORTPASS 7% 15/AUG/2024 SP PN# 780034	Mortgage Backed Securities	785,855	839
GNMA I MORTPASS 7% 15/AUG/2028 SF PN# 486448	Mortgage Backed Securities	436,064	463
GNMA I MORTPASS 7% 15/DEC/2022 SF PN# 329847	Mortgage Backed Securities	9,404	10
GNMA I MORTPASS 7% 15/DEC/2022 SF PN# 336120	Mortgage Backed Securities	108,262	116
GNMA I MORTPASS 7% 15/DEC/2023 SF PN# 367190	Mortgage Backed Securities	26,832	29
GNMA I MORTPASS 7% 15/DEC/2023 SF PN# 368839	Mortgage Backed Securities	99,385	106
GNMA I MORTPASS 7% 15/DEC/2023 SF PN# 370463	Mortgage Backed Securities	17,417	19
GNMA I MORTPASS 7% 15/DEC/2023 SF PN# 372900	Mortgage Backed Securities	39,992	43
GNMA I MORTPASS 7% 15/DEC/2023 SF PN# 374850	Mortgage Backed Securities	9,316	10
GNMA I MORTPASS 7% 15/DEC/2025 SP PN# 780400	Mortgage Backed Securities	218,722	233
GNMA I MORTPASS 7% 15/DEC/2027 SF PN# 462442	Mortgage Backed Securities	242,955	258
GNMA I MORTPASS 7% 15/JUL/2023 SF PN# 342725	Mortgage Backed Securities	29,139	31
GNMA I MORTPASS 7% 15/JUL/2023 SF PN# 344967	Mortgage Backed Securities	64,629	69
GNMA I MORTPASS 7% 15/JUL/2023 SF PN# 355637	Mortgage Backed Securities	31,863	34

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002                                                                                                                                                                        Schedule I

GNMA I MORTPASS 7% 15/JUL/2023 SF PN# 359874	Mortgage Backed Securities	75,019	80
GNMA I MORTPASS 7% 15/JUL/2028 SF PN# 454627	Mortgage Backed Securities	187,621	199
GNMA I MORTPASS 7% 15/JUL/2028 SF PN# 481087	Mortgage Backed Securities	151,789	161
GNMA I MORTPASS 7% 15/JUN/2023 SF PN# 348706	Mortgage Backed Securities	20,172	22
GNMA I MORTPASS 7% 15/JUN/2023 SF PN# 356902	Mortgage Backed Securities	119,291	127
GNMA I MORTPASS 7% 15/JUN/2023 SF PN# 358580	Mortgage Backed Securities	23,063	25
GNMA I MORTPASS 7% 15/JUN/2028 SF PN# 450349	Mortgage Backed Securities	227,105	241
GNMA I MORTPASS 7% 15/MAY/2023 SF PN# 351952	Mortgage Backed Securities	17,990	19
GNMA I MORTPASS 7% 15/NOV/2022 SF PN# 327740	Mortgage Backed Securities	6,118	7
GNMA I MORTPASS 7% 15/NOV/2022 SF PN# 332309	Mortgage Backed Securities	3,855	4
GNMA I MORTPASS 7% 15/NOV/2022 SF PN# 334250	Mortgage Backed Securities	6,310	7
GNMA I MORTPASS 7% 15/NOV/2027 SF PN# 462384	Mortgage Backed Securities	262,276	279
GNMA I MORTPASS 7% 15/NOV/2028 SP PN# 780898	Mortgage Backed Securities	160,223	170
GNMA I MORTPASS 7% 15/OCT/2023 SF PN# 345891	Mortgage Backed Securities	25,184	27
GNMA I MORTPASS 7% 15/OCT/2023 SF PN# 358555	Mortgage Backed Securities	43,211	46
GNMA I MORTPASS 7% 15/OCT/2028 SF PN# 476799	Mortgage Backed Securities	332,649	353
GNMA I MORTPASS 7% 15/SEP/2022 SF PN# 332844	Mortgage Backed Securities	88,493	95
GNMA I MORTPASS 7% 15/SEP/2028 SF PN# 464820	Mortgage Backed Securities	420,877	447
GNMA I MORTPASS 7.5% 15/APR/2023 SF PN# 354440	Mortgage Backed Securities	7,932	9
GNMA I MORTPASS 7.5% 15/APR/2024 SF PN# 385236	Mortgage Backed Securities	11,586	12
GNMA I MORTPASS 7.5% 15/APR/2028 SF PN# 445803	Mortgage Backed Securities	9,712	10
GNMA I MORTPASS 7.5% 15/AUG/2012 SF PN# 453836	Mortgage Backed Securities	112,083	121
GNMA I MORTPASS 7.5% 15/AUG/2027 SF PN# 448960	Mortgage Backed Securities	194,197	208
GNMA I MORTPASS 7.5% 15/AUG/2028 SF PN# 471098	Mortgage Backed Securities	136,263	146
GNMA I MORTPASS 7.5% 15/DEC/2023 SF PN# 370143	Mortgage Backed Securities	11,409	12
GNMA I MORTPASS 7.5% 15/DEC/2023 SP PN# 780598	Mortgage Backed Securities	176,273	189
GNMA I MORTPASS 7.5% 15/DEC/2027 SF PN# 427197	Mortgage Backed Securities	5,600	6
GNMA I MORTPASS 7.5% 15/FEB/2023 SF PN# 295284	Mortgage Backed Securities	63,155	68
GNMA I MORTPASS 7.5% 15/FEB/2024 SF PN# 381041	Mortgage Backed Securities	108,033	116
GNMA I MORTPASS 7.5% 15/FEB/2027 SF PN# 432344	Mortgage Backed Securities	56,626	61
GNMA I MORTPASS 7.5% 15/FEB/2027 SF PN# 441791	Mortgage Backed Securities	32,349	35
GNMA I MORTPASS 7.5% 15/JAN/2023 SF PN# 338054	Mortgage Backed Securities	32,552	35
GNMA I MORTPASS 7.5% 15/JAN/2023 SF PN# 343532	Mortgage Backed Securities	42,204	45
GNMA I MORTPASS 7.5% 15/JAN/2027 SF PN# 439999	Mortgage Backed Securities	24,572	26
GNMA I MORTPASS 7.5% 15/JAN/2027 SF PN# 441782	Mortgage Backed Securities	49,759	53
GNMA I MORTPASS 7.5% 15/JUL/2008 SF PN# 355497	Mortgage Backed Securities	7,710	8
GNMA I MORTPASS 7.5% 15/JUL/2023 SF PN# 348522	Mortgage Backed Securities	11,737	13
GNMA I MORTPASS 7.5% 15/JUL/2023 SF PN# 351134	Mortgage Backed Securities	60,009	65
GNMA I MORTPASS 7.5% 15/JUN/2023 SF PN# 359850	Mortgage Backed Securities	8,721	9
GNMA I MORTPASS 7.5% 15/JUN/2024 SF PN# 354831	Mortgage Backed Securities	176,538	189
GNMA I MORTPASS 7.5% 15/JUN/2025 SP PN# 780166	Mortgage Backed Securities	380,855	409
GNMA I MORTPASS 7.5% 15/JUN/2027 SF PN# 447204	Mortgage Backed Securities	40,974	44
GNMA I MORTPASS 7.5% 15/MAR/2023 SF PN# 346277	Mortgage Backed Securities	13,111	14
GNMA I MORTPASS 7.5% 15/MAR/2024 SF PN# 366727	Mortgage Backed Securities	86,920	93
GNMA I MORTPASS 7.5% 15/MAR/2029 SF PN# 498479	Mortgage Backed Securities	134,423	143

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2002	Schedule I

GNMA I MORTPASS 7.5% 15/M AY/2024 SF PN# 390179	Mortgage Backed Securities	59,215	64
GNMA I MORTPASS 7.5% 15/M AY/2027 SF PN# 447583	Mortgage Backed Securities	51,099	55
GNMA I MORTPASS 7.5% 15/M AY/2028 SF PN# 456898	Mortgage Backed Securities	6,863	7
GNMA I MORTPASS 7.5% 15/NOV/2027 SF PN# 423168	Mortgage Backed Securities	547,217	585
GNMA I MORTPASS 7.5% 15/NOV/2028 SF PN# 469708	Mortgage Backed Securities	66,198	71
GNMA I MORTPASS 7.5% 15/OCT/2023 SF PN# 270657	Mortgage Backed Securities	27,619	30
GNMA I MORTPASS 7.5% 15/OCT/2023 SF PN# 357222	Mortgage Backed Securities	34,528	37
GNMA I MORTPASS 7.5% 15/OCT/2027 SF PN# 423135	Mortgage Backed Securities	247,646	265
GNMA I MORTPASS 7.5% 15/OCT/2028 SF PN# 469632	Mortgage Backed Securities	407,976	436
GNMA I MORTPASS 7.5% 15/SEP/2023 SF PN# 348240	Mortgage Backed Securities	14,301	15
GNMA I MORTPASS 7.5% 15/SEP/2023 SF PN# 356091	Mortgage Backed Securities	39,010	42
GNMA I MORTPASS 7.5% 15/SEP/2023 SF PN# 373825	Mortgage Backed Securities	23,788	26
GNMA I MORTPASS 8% 15/OCT/2030 SF PN# 540895	Mortgage Backed Securities	83,800	91
GNMA I MORTPASS 8.25% 15/APR/2008 SF PN# 020680	Mortgage Backed Securities	20,438	22
GNMA I MORTPASS 8.25% 15/JUN/2006 SF PN# 010839	Mortgage Backed Securities	30,897	33
GNMA I MORTPASS 8.25% 15/JUN/2008 SF PN# 023526	Mortgage Backed Securities	2,076	2
GNMA I MORTPASS 8.25% 15/M AY/2008 SF PN# 025421	Mortgage Backed Securities	1,552	2
GNMA I MORTPASS 8.5% 15/NOV/2021 SF PN# 308107	Mortgage Backed Securities	15,275	17
GTE CORP 6.36% DEB 15/4/06 USD1000	Corporate Bonds	335,000	362
HEWLETT PACKARD CO 6.5%	Corporate Bonds	80,000	89
HOUSEHOLD FIN CORP 6.375% BDS 15/10/2011 USD10	Corporate Bonds	100,000	105
HOUSEHOLD FINANCE CORP	Corporate Bonds	45,000	47
HOUSEHOLD FINANCE CORP 7% 15/MAY/2012	Corporate Bonds	65,000	71
HOUSING URBAN DEVELOPMENT DEB-00A 7.498%	Corporate Bonds	100,000	122
ICI WILMINGTON ING 6.95% GT NTS15/9/04 USD1000	Corporate Bonds	105,000	110
INDIANA MICH PWR CO NT 6.125% 15/DEC/2006	Corporate Bonds	125,000	125
INTL LEASE FINANCE 5.75% NT 15/10/2006 USD1000	Corporate Bonds	200,000	210
ISRAEL ST GTD CL8D 6.75% 15/AUG/2004	Government Bonds	500,000	537
JACKSON NATL LIFE INS CO SRPLS NT 144A 15/MAR/2027	Corporate Bonds	425,000	482
JOHN HANCOCK FINAN 7.9% MTN 02/07/10 USD 144A	Corporate Bonds	200,000	235
KINDER MORGAN ENER 6.75% BDS 15/3/2011 USD1000	Corporate Bonds	150,000	163
KINDER MORGAN INC 6.5% 01/SEP/2012	Corporate Bonds	50,000	52
LB-UBS COMMERCIAL MORTGAGE TRUST 2002-C1 A-4	CMO/REMIC	290,000	326
LIBERTY MEDIA CORP 7.75% SR NT 15/7/09 USD1000	Corporate Bonds	80,000	86
LIBERTY MUTUAL INS 7.697% NT 15/10/97 USD’144A	Corporate Bonds	200,000	150
LOWES COS INC 7.5% NT 15/12/2005 USD1000	Corporate Bonds	95,000	108
LOWES COS INC MED TERM NTS BE FR 6.7%01/SEP/2007	Corporate Bonds	200,000	226
LUMBERMANS MUTUAL 8.3% NTS 1/12/37(144A)USD	Corporate Bonds	175,000	76
MASSACHUSETTS RRB SPECIAL PURPOSE TRUST WMECO-1	Asset-Backed Security	184,183	205
MBIA INC DEB 7% 15/DEC/2025	Corporate Bonds	50,000	53
MBNA CORP 7.5% SR MTN 15/3/12 USD	Corporate Bonds	70,000	75
METROPOLITAN LIFE INS CO SRPLS 144A7.7%	Corporate Bonds	100,000	117
METROPOLITANO DE LISBOA NT 7.42% 15/OCT/2016	Corporate Bonds	250,000	289
MIDAMERICAN FDG INC SR SECD NT 11 01/MAR/2011	Corporate Bonds	100,000	110
MONSANTO CO 7.375% 15/AUG/2012	Corporate Bonds	60,000	65
MONY GROUP INC 8.35% BDS 15/3/2010 USD1000	Corporate Bonds	125,000	120

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2002	Schedule I

MORGAN STANLEY DEAN WITTER CAPITAL I INC. 00-LIFE	Commercial Mortgage Back	500,000	585
MORGAN STANLEY DEAN WITTER CAPITAL I TRUST 01-TOP3	Commercial Mortgage Back	600,000	674
MOTIVA LTD 5.2% 24/SEP/2002 15/SEP/2012	Corporate Bonds	100,000	100
NATIONAL CITY CORP 6.875%SB NTS 15/5/19 USD	Corporate Bonds	125,000	136
NATIONWIDE FINANCI 6.25% SNR NTS 15/11/11 USD	Corporate Bonds	60,000	63
NBD BANK NA 8.25% SUB NTS1/11/24 USD	Corporate Bonds	350,000	443
NEW YORK ST ENVIRONMENTAL FACS CORP ST SVC	Municipal Bonds	165,000	182
NEWS AMER HLDGS INC SR DEB 8.25% 10/AUG/2018	Corporate Bonds	300,000	329
NORSK HYDRO ASA 6.7% BDS 15/1/18 USD1000	Corporate Bonds	200,000	216
NORSKE SKOGSINDUST 7.625% NT 15/10/11 USD1000	Corporate Bonds	80,000	88
NORTHEASTERN UNIV MASS REV 01/MAY/1998 01/OCT/2008	Municipal Bonds	175,000	198
NORTHERN BORDER PARTNERS L P SR NT 7.1%	Corporate Bonds	100,000	106
NSTAR COM 8% BDS 15/2/2010 USD1000	Corporate Bonds	200,000	243
OLD DOMINION ELEC COOP BD-1A 6.25% 01/JUN/2011	Corporate Bonds	70,000	77
PACIFICORP SECD MTN MBIA 08 15/MAY/2008	Corporate Bonds	375,000	419
PASADENA TEX WTR & SWR REV 01/JUN/1998 01/APR/2007	Municipal Bonds	140,000	155
PECO ENERGY TRANSITION TRUST 01-A A-1 6.520%	Asset-Backed Security	150,000	171
PENN ELEC CO 6.375% SR NTS 01/04/09 USD	Corporate Bonds	300,000	307
PEPSIAMERICAS INC 6.375% NTS 1/5/2009 USD1000	Corporate Bonds	431,000	466
POPULAR NORTH AMER 6.625%GTD NT 15/1/04USD1000	Corporate Bonds	100,000	104
PRAXAIR INC 6.5% NTS 1/3/2008 USD1000	Corporate Bonds	55,000	62
PRIVATE EXPORTS 8.75% BDS 30/JUN/2003 USD1000’	Corporate Bonds	150,000	156
PROVIDENT COS INC 7% BDS 15/7/2018 USD1000	Corporate Bonds	65,000	58
PSEG POWER 8.625% SR NT 15/04/2031 USD	Corporate Bonds	85,000	92
PSEG PWR LLC SR NT 6.95% 01/JUN/2012	Corporate Bonds	180,000	183
PSEG TRANSITION FUNDING LLC 01-1 A-6 6.610%	Asset-Backed Security	200,000	230
RAYTHEON CO 6.75% BDS 15/8/2007 USD1000	Corporate Bonds	120,000	133
REGENCY CTRS L P NT DTD 22/JAN/2001	Corporate Bonds	100,000	115
REGIONS FINL CORP SUB NT 7% 01/MAR/2011	Corporate Bonds	10,000	11
RELIASTAR FINL CORP NT 8% 30/OCT/2006	Corporate Bonds	110,000	126
ROCHESTER G&E 1STMTG SEC MTN A FR 5.84%22/DEC/2008	Corporate Bonds	100,000	107
SAFECO CORP SR NT	Corporate Bonds	20,000	22
SALOMON SMITH BARNEY HLDGS INC NT 7% 15/MAR/2004	Corporate Bonds	479,582	509
SAN DIEGO CNTY CALIF PENSION OBLIG 15/FEB/1994	Municipal Bonds	200,000	215
SCHLUMBERGER TECHNOLOGY CORP NT 144A	Corporate Bonds	150,000	169
SCL TERMAEREO SANTIAGO S A SR SEC BD 144A	CMO/REMIC	210,148	233
SINGAPORE TELECOMM7.375% BDS 1/12/31 USD’144A	Corporate Bonds	45,000	49
SPIEKER PROPERTIES 7.25% NTS 1/5/09 USD1000	Corporate Bonds	75,000	82
SPIEKER PROPERTIES 7.35% DEB 1/12/2017 USD1000	Corporate Bonds	80,000	85
SPRINT CAPITAL CP 6.875% NTS 15/11/28 USD1000	Corporate Bonds	220,000	177
ST PAUL COS INC 5.75% SR NT 15/3/07 USD1000	Corporate Bonds	70,000	73
STHN NAT GAS CO 8% NT 01/03/2032 USD1000	Corporate Bonds	150,000	132
SUN CDA FINL CO SBNT144A 7.25% 15/DEC/2015	Corporate Bonds	125,000	139
TARGET CORP 6.35% NTS 15/1/11 USD1000	Corporate Bonds	50,000	56
TBA FHLMC GLD SF306% DUE 15/JAN/2033	Mortgage Backed Securities	600,000	620
TBA FNMA 30 YR 6% 01/JAN/2033 USD	Mortgage Backed Securities	500,000	517

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2002	Schedule I

TBA FNMA SF 6.50 15 YRS JAN	Mortgage Backed Securities	500,000	527
TCI COMMUNICATIONS 7.125% BDS 15/2/2028 USD100	Corporate Bonds	100,000	93
TEMPLE INLAND INC	Corporate Bonds	75,000	83
TIME WARNER INC 7.25% DEB 15/10/17 USD1000	Corporate Bonds	50,000	52
TORCHM ARK CORP 6.25% SNR NT 15/12/2006 USD	Corporate Bonds	115,000	124
TOSCO TR 2000 E / TOSCO 2000 E SR NT 144A	Corporate Bonds	100,000	121
TOYOTA MOTOR CRED 5.625% BDS 13/11/03 USD1000	Corporate Bonds	215,000	222
TYCO CAPITAL CORP 7.125% BDS 15/10/2004 USD	Corporate Bonds	110,000	116
TYSON FOODS INC 8.25% NTS 01/OCT/2011 USD1000	Corporate Bonds	150,000	177
U S BANCORP ORE SUB DEB 7.5% 01/JUN/2026	Corporate Bonds	600,000	708
US AIRWAYS, INC 01-1G G 7.076% 09/20/2022	Asset-Backed Security	140,287	145
USA INTERACTIVE SER144A 7% 15/JAN/2013	Corporate Bonds	60,000	62
USA NETWORKS INC 6.75% SR NT 15/11/2005 USD	Corporate Bonds	50,000	52
USA TREASURY BDS 7.25% BDS 15/8/22 USD1000	Government Bonds	750,000	976
USA TREASURY BDS 8.125% BDS15/8/2019 USD1000	Government Bonds	600,000	836
USA TREASURY BDS 8.75% BDS 15/8/20 USD1000	Government Bonds	700,000	1,034
USA TREASURY BDS 9.25% BDS 15/2/2016 USD1000	Government Bonds	225,000	334
USA TREASURY NTS 3.5% TIIN 15/1/11 USD1000	Government Bonds	450,000	515
USA TREASURY NTS 4.25% NTS’TIPS’15/01/10 USD	Government Bonds	515,000	633
USAA AUTO OWNER TRUST 01-2 A-4 3.910% 16/APR/2007	CMO/REMIC	250,000	258
UTILICORP UTD INC 6.875% SR NT 1/10/04 USD	Corporate Bonds	325,000	346
VALERO ENERGY(NEW) 8.75% NTS 15/6/2030 USD1000	Corporate Bonds	50,000	57
VALERO ENRGY	Corporate Bonds	50,000	51
VIACOM INC 7.875% BDS 30/7/2030 USD	Corporate Bonds	100,000	124
VIRGIN ISLANDS PUB FIN AUTH REV 01/SEP/1994	Municipal Bonds	105,000	120
VODAFONE AIRTOUCH 7.75% NTS 15/2/2010 USD1000	Corporate Bonds	50,000	59
XL CAPITAL FINANCE 6.5% BDS 15/JAN/2012 USD1000	Corporate Bonds	150,000	162
ABBEY NATIONAL CAP8.963% CPN = 8.963% TO 6/30 S/A	Corporate Bonds	50,000	62
ABN-AMRO NA HLDGS FR DEB 29/12/2049 USD1000	Corporate Bonds	150,000	154
AHOLD FINANCE USA 6.875% NTS 1/5/2029 USD1000	Corporate Bonds	15,000	13
AIG SUNAMERICA GLOBAL FING X SR NT 144A	Corporate Bonds	45,000	52
ALBERTA ENERGY 7.375% NT 1/11/2031 USD1000	Corporate Bonds	25,000	29
ALBERTSONS INC 7.5% NTS 15/2/2011 USD1000	Corporate Bonds	35,000	40
AMERADA HESS CORP 7.875% BDS 1/10/29 USD1000	Corporate Bonds	35,000	40
AMERICAN GENERAL FINANCE 5.375 01/OCT/2012	Corporate Bonds	70,000	72
AMERICAN GENERAL FINANCE CORP MEDIUM NTS-BOOK	Corporate Bonds	30,000	31
ANADARKO FINANCE C 7.5% BDS 1/5/2031 USD1000	Corporate Bonds	35,000	42
ARCHER DANIELS MID 8.125% DEB 01/JUN/2012 USD1000	Corporate Bonds	45,000	56
ARCHER DANIELS MIDLAND 5.935% 01/OCT/2032	Corporate Bonds	35,000	35
AT&T BROADBAND CORP NT 8.375% 15/M AR/2013	Corporate Bonds	39,000	44
AT&T CORP 6% BDS 15/3/2009 USD1000	Corporate Bonds	9,000	9
AT&T CORP 8% SNR NTS 15/NOV/2031 USD1000	Corporate Bonds	95,000	105
AT&T WIRELESS SVCS 8.75% SR NT 1/3/31 USD1000	Corporate Bonds	75,000	74
AXA 8.6% SUB BDS 15/12/2030 USD	Corporate Bonds	85,000	97
BANK OF AMERICA CORP 4.875% 15/SEP/2012	Corporate Bonds	50,000	51
BARCLAYS BANK 8.55% STP UP CALL PERP RSV	Corporate Bonds	90,000	110

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2002	Schedule I

BB&T CORP 6.5% SB NT 1/8/2011 USD1000	Corporate Bonds	260,000	294
BK OF AMERICA CPN 7.4% SNR BDS 15/01/2011 USD	Corporate Bonds	205,000	241
BK ONE CORP 7.875% SUB BDS 1/8/2010 USD	Corporate Bonds	85,000	102
BOIT 2002-A2 A2 4.16% 15/JAN/2008	Asset-Backed Security	395,000	413
BRITISH POUND	Currencies	6,086	10
BRITISH TELECOM STEP CPN 8.875% AFTER 06/15/01,	Corporate Bonds	70,000	89
BRITISH TELECOMMUNICATIONS P L C NT	Corporate Bonds	40,000	48
BURLINGTN NTH SANT 6.75% NTS 15/7/2011 USD1000	Corporate Bonds	35,000	40
BURLINGTON NORTHN SANTA FE CP DEB 6.875%	Corporate Bonds	50,000	55
CENDANT CORP 7.75% NTS 1/12/2003 USD1000	Corporate Bonds	95,000	97
CHASE EOD BK LIQUIDITY FD (VAN 2).	Short Term Investment Fund	27,516,202	27,516
CIT GROUP HLDGS IN 7.75% BDS 2/4/12 USD1000	Corporate Bonds	75,000	84
CITIBANK CR CARD 4.10% 07/DEC/2006 USD	Asset-Backed Security	1,055,000	1,098
CITIBANK CREDIT CARD MASTER TRUST I 99-1 A 5.500%	Asset-Backed Security	515,000	537
CITIGROUP INC 7.25% SUB BDS 1/10/2010 USD	Corporate Bonds	260,000	302
CITIZENS COMMS 9.25% NT 15/05/11 USD1000	Corporate Bonds	55,000	66
COM CAST CABLE COMM 6.75% BD 30/01/2011 USD1000	Corporate Bonds	45,000	47
COMED TRANSITIONAL FUNDING TRUST 98 A-4 5.390%	Asset-Backed Security	88,807	90
CONAGRA INC 6.75% BDS 15/9/2011 USD1000	Corporate Bonds	45,000	51
CONSOLIDATED EDISON INC. 5.625% 01/JUL/2012	Corporate Bonds	95,000	102
CONSTELLATION ENER 7% NT 01/04/2012 USD1000	Corporate Bonds	20,000	21
COUNTRYWIDE HOME LOAN5.625% 15/M AY/2007	Corporate Bonds	110,000	118
COX COMMUNICATIONS7.75% NTS 01/NOV/2010 USD1000	Corporate Bonds	70,000	80
CREDIT SUISSE FB U 6.125% NT 15/11/11 USD1000	Corporate Bonds	25,000	26
CREDIT SUISSE FB U 6.5% BDS 15/1/2012 USD1000	Corporate Bonds	40,000	43
CREDIT SUISSE FB USA INC	Corporate Bonds	25,000	27
CSX CORP 6.3% NT 15/3/2012 USD1000	Corporate Bonds	70,000	77
DAIM LERCHRYSLER AUTO TR 2002-A ASSET	Asset-Backed Security	1,035,000	1,066
DAIM LERCHRYSLER NT 8.5% BDS 18/1/2031 USD1000	Corporate Bonds	25,000	31
DEERE & CO 6.95% BDS 25/4/14 USD1000	Corporate Bonds	35,000	41
DEUTSCHE TELEKOM 8.75%-VAR BDS 15/6/2030 USD	Corporate Bonds	45,000	52
DEVON FINANCING CO 7.875%SR DB 30/9/31 USD1000	Corporate Bonds	90,000	106
DISCOVER (R) CARD MASTER TRUST I 99-6 A 6.850%	Asset-Backed Security	540,000	590
DOMINION RES(VIR) 8.125% BDS 15/6/10 USD1000	Corporate Bonds	130,000	151
DOW CHEMICAL CO 7.375% BDS 1/11/29 USD1000	Corporate Bonds	55,000	60
EQCC HOME EQUITY LOAN TRUST 97-3 A-8 6.410%	Asset-Backed Security	170,478	176
FEDERAL HOM E LN MTG CORP 5.125% 15/JUL/2012	Government Bonds	455,000	484
FEDERAL NATL MTG ASSN BNCHM K 7.125% 15/JAN/2030	Government Bonds	600,000	740
FEDERATED DEPT STO6.625% SR NT 01/APR/2011	Corporate Bonds	20,000	22
FHM LC GB 05 A 4.25% 15/JUN/2005 NA	Government Bonds	565,000	595
FLEET CREDIT CARD MASTER TRUST 01-C A 3.860%	Asset-Backed Security	530,000	548
FNMA MORTPASS 6.5% 01/JUL/2028 CL PN# 431559	Mortgage Backed Securities	961,044	1,002
FNMA MORTPASS 7% 01/SEP/2028 CL PN# 440615	Mortgage Backed Securities	16,894	18
FORD MOTOR CO 7.45% BDS 16/7/2031 USD1000	Corporate Bonds	120,000	104
FORD MOTOR CREDIT 7.375% BDS 1/2/11 USD1000’2	Corporate Bonds	25,000	24
FORD MOTOR CREDIT 7.875% BDS 15/6/10 USD	Corporate Bonds	325,000	327
FRANCE TELECOM 8.25 % BDS 01/M AR/2011 USD1000	Corporate Bonds	65,000	75

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002                                                                                                                                                                        Schedule I

GEN ELEC CAP CORP 5.875% MTN 15/2/12 USD1000	Corporate Bonds	260,000	278
GEN ELEC CAP CORP 6.75% BD 15/03/2032 USD1000	Corporate Bonds	75,000	83
GEN MOTORS ACC CP 8% BDS 1/11/2031 USD1000	Corporate Bonds	75,000	75
GEN MOTORS CORP 6.875% BDS 15/9/11 USD1000	Corporate Bonds	35,000	35
GEN MOTORS CORP 7.2% BDS 15/1/2011 USD1000	Corporate Bonds	275,000	276
GNMA I MORTPASS 6.5% 15/JUL/2024 SP PN# 780035	Mortgage Backed Securities	210,209	222
GNMA I MORTPASS 7% 15/SEP/2031 SF PN# 550851	Mortgage Backed Securities	722,404	766
GOLDEN WEST FINL CORP 4.75% 01/OCT/2012	Corporate Bonds	85,000	85
GOLDMAN SACHS GP I 6.6% BDS 15/1/2012 USD1000	Corporate Bonds	65,000	72
GOLDMAN SACHS GROUPD INC 5.7%	Corporate Bonds	5,000	5
HANCOCK JOHN GLOBAL FDG II MEDIUM 144A	Corporate Bonds	170,000	184
HOUSEHOLD FIN CORP 6.375% BDS 15/10/2011 USD10	Corporate Bonds	45,000	47
HOUSEHOLD FIN CORP 6.75% BDS 15/5/2011 USD1000	Corporate Bonds	170,000	181
HOUSEHOLD FIN CORP 8% BDS 15/7/2010 USD1000	Corporate Bonds	90,000	102
HSBC CAP FUNDING 10.176% STEP-UP PRP PFD SEC	Corporate Bonds	35,000	49
HSBC CAP FUNDING 9.547%-FRN PERP USD1000	Corporate Bonds	70,000	86
HSBC HOLDINGS PLC 5.25 12/DEC/2012	Corporate Bonds	60,000	61
ING CAP FUNDING TRST II 8.439% PERPETUAL	Corporate Bonds	75,000	87
INTL PAPER CO 6.75% NT 1/9/2011 USD1000	Corporate Bonds	50,000	56
KELLOGG CO 7.45% DB 01/04/2031 USD1000	Corporate Bonds	25,000	30
KINDER MORGAN ENER 7.4% BDS 15/3/2031 USD1000	Corporate Bonds	20,000	22
KINDER MORGAN INC SR NT 6.50% 01/SEP/2012	Corporate Bonds	65,000	68
KON KPN NV 8% BDS 1/10/2010 USD1000	Corporate Bonds	35,000	41
KRAFT FOODS INC 01/JUN/2012	Corporate Bonds	55,000	62
KROGER CO 6.8% SR NT 01/04/11 USD1000	Corporate Bonds	70,000	77
KROGER CO 7.5% 01/APR/2031	Corporate Bonds	40,000	45
LASMO USA INC 7.3% GTD DEB 15/11/37 USD	Corporate Bonds	90,000	106
LEHMAN BROS HLDGS 6.625% MTN 18/01/12 USD1000	Corporate Bonds	60,000	66
LOWE’S COS INC 6.875% BDS 15/2/28 USD1000	Corporate Bonds	10,000	11
M G T FIXED INCOME MTG PRIVATE	Commingled Funds	234,255	4,582
MAY DEPT STORES CO 6.9% NT 15/01/2032 USD1000	Corporate Bonds	15,000	16
METLIFE INC 6.125% SR NT 1/12/11 USD	Corporate Bonds	80,000	86
METLIFE INC 6.5% DUE 15/DEC/2032	Corporate Bonds	15,000	16
MIDAMERICAN ENERGY CO NT 6.75% 30/DEC/2031	Corporate Bonds	45,000	47
MORGAN STANLEY D.W 6.6% MTN 01/04/2012 USD1000	Corporate Bonds	55,000	61
MORGAN STANLEY D.W6.75% BDS 15/APR/2011 USD1000	Corporate Bonds	100,000	111
NATIONAL RURAL UTI 7.25% BDS 1/3/12 USD1000	Corporate Bonds	60,000	69
NATIONWIDE FINANCI 6.25% SNR NTS 15/11/11 USD	Corporate Bonds	20,000	21
NATIONWIDE FINANCIAL SER 5.9% 01/JUL/2012	Corporate Bonds	50,000	51
NATL CITY BK CLEVE 6.2% MTN 15/12/11 USD1000	Corporate Bonds	115,000	126
NORFOLK STHN CORP 6.75% NT 15/2/2011 USD1000	Corporate Bonds	85,000	96
NORTHROP GRUMMAN 7.75%BDS 15/2/2031 USD1000	Corporate Bonds	20,000	24
NWA TR NT-B 10.23% 21/JUN/2014	Asset-Backed Security	82	—
OCCIDENTAL PETRLM 6.75% NT 15/01/2012 USD1000	Corporate Bonds	60,000	68
OGLETHORPE POWER 6.974% BDS 30/6/11 USD1000	Corporate Bonds	53	—
PEPCO HOLDINGS INC 6.45% DUE 15/AUG/2012 144A	Corporate Bonds	70,000	74
PHILLIPS PETROLEUM 8.75% BDS 25/5/2010 USD1000	Corporate Bonds	150,000	188

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002                                                                                                                                                                        Schedule I

PROGRESS ENERGY IN 7.1% SR NTS 1/3/11 USD1000	Corporate Bonds	35,000	39
PRUDENTIAL HLDGS LLC INSRD NT-C144A 18/DEC/2023	Corporate Bonds	55,000	64
RAYTHEON CO 6.55% NTS 15/3/2010 USD1000	Corporate Bonds	45,000	49
REGION OF LOMBARDY 5.804 31OCT25/OCT/2032	Corporate Bonds	85,000	88
REGIONS FINL CORP SUB NT 7% 01/MAR/2011	Corporate Bonds	90,000	103
ROYAL BANK OF SCOT7.648% TO 9/31; THEREAFTER 3MO	Corporate Bonds	95,000	110
SAFEWAY INC 6.5% BDS 1/3/2011 USD1000	Corporate Bonds	70,000	76
SBC COMMUNICATIONS 5.875 NTS 1/2/2012 USD1000	Corporate Bonds	105,000	113
SEARS ROEBUCK ACCEPTANCE CORP 01/JUN/2032	Corporate Bonds	25,000	21
SPRINT CAPITAL CP 6.875% NTS 15/11/28 USD1000	Corporate Bonds	80,000	64
SPRINT CAPITAL CP 6.9% GTD BDS 1/5/19 USD1000	Corporate Bonds	70,000	57
STANDARD CHARTERED 8% SB NTS 30/5/2031 USD144A	Corporate Bonds	35,000	40
SUNTRUST BK ATLANT 6.375% SBM TN 1/4/11 USD1000	Corporate Bonds	240,000	268
TARGETED RETURN IN 6.858% BD 15/1/12 USD 144A	CMO/REMIC	236,520	261
TARGETED RTN INDEX FRN 01/2007 USD1000’144A’	Corporate Bonds	123,660	131
TBA FHLMC GOLD SF 6.00 15 YRS JAN	Mortgage Backed Securities	250,000	261
TBA FNMA 30 YR 6% 01/JAN/2033 USD	Mortgage Backed Securities	6,745,000	6,971
TBA FNMA 6.5% 15JAN2049 USD	Mortgage Backed Securities	4,500,000	4,684
TBA FNMA SF 5.50 30 YRS FEB	Mortgage Backed Securities	7,500,000	7,615
TBA FNMA SF 5.50 30 YRS JAN	Mortgage Backed Securities	2,500,000	2,549
TBA FNMA SF 5.50% 15 YRS DUE 17/JAN/2017	Mortgage Backed Securities	1,000,000	1,036
TBA FNMA SF 6.00 15 YRS JAN	Mortgage Backed Securities	1,000,000	1,045
TBA FNMA SF 7.00 30 YRS JAN	Mortgage Backed Securities	775,000	815
TBA GNMA I SF 6.00 30 YRS JAN	Mortgage Backed Securities	1,000,000	1,040
TELE-COMMUNICATION 7.875% BDS 1/8/2013 USD1000	Corporate Bonds	110,000	121
TELEFONICA(EUROPE) 7.75% BDS 15/9/2010 USD1000	Corporate Bonds	70,000	81
TELEFONICA(EUROPE) 8.25% BDS 15/09/2030 USD	Corporate Bonds	20,000	25
TIME WARNER INC 8.375% BDS 15/3/23 USD1000	Corporate Bonds	180,000	203
TOSCO CORP 8.125% NTS 15/2/30 USD1000	Corporate Bonds	90,000	115
TRANSCANADA PIPELINES LTD DEB 8.625% 15/M AY/2012	Corporate Bonds	30,000	37
TRANSOCEAN SEDCO F 6.625% NTS 15/4/11 USD1000	Corporate Bonds	45,000	50
UACSC OWNER TRUST 00-B A-3 7.440% 08/APR/2005	Asset-Backed Security	311,874	315
UBS (PREF)FUND. TR 8.622%-FRN NTS PERP USD1000	Corporate Bonds	125,000	151
UNION PACIFIC CORP 6.5% BDS 15/4/12 USD1000	Corporate Bonds	50,000	56
UNION PACIFIC CORP 6.625% DEB 1/2/2029 USD1000	Corporate Bonds	35,000	38
UNITED STATES TREAS NTS 3.00% DUE 15/NOV/2007	Government Bonds	990,000	1,002
UNUM PROVIDENT CORP 7.375% 15/JUN/2032	Corporate Bonds	35,000	29
US BK NATL ASSN MI 6.375% M TN 01/08/11 USD1000	Corporate Bonds	230,000	258
US TREASURY NOTE 2% DUE 30/NOV/2002	Government Bonds	2,235,000	2,254
USA TREASURY BDS 5.375% 15/FEB/2031 USD	Government Bonds	370,000	403
USA TREASURY BDS 6.125% BDS 15/11/27 USD1000	Government Bonds	895,000	1,046
USA TREASURY BDS 6.25% BDS 15/5/2030 USD1000	Government Bonds	865,000	1,035
USA TREASURY NTS 4% 15/11/2012 USD1000	Government Bonds	245,000	248
VALERO ENERGY CORP	Corporate Bonds	90,000	94
VERIZON GLOBAL FDG 7.375% BDS 01/09/12 USD1000	Corporate Bonds	55,000	63
VERIZON GLOBAL FDG 7.75% BD 01/12/2030 USD1000	Corporate Bonds	55,000	64
VERIZON NEW YORK I 6.875% BDS 1/4/12 USD1000(A	Corporate Bonds	185,000	208

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002                                                                                                                                                                        Schedule I

VIACOM INC 7.875% BDS 30/7/2030 USD	Corporate Bonds	30,000	37
VODAFONE AIRTOUCH 7.875% NTS 15/2/30 USD1000	Corporate Bonds	45,000	54
WASH MUT BK CA GLBL SUB BK MTN FR	Corporate Bonds	85,000	95
WASHINGTON MUTUAL INC 4.375% 15/JAN/2008	Corporate Bonds	45,000	46
WELLS FARGO COMPANY 5.12% 01/SEP/2012	Corporate Bonds	85,000	88
WELLS FARGO COMPANY 949746CR0 5% 5% 15/NOV/2014	Corporate Bonds	45,000	45
WESTVACO CORP 7.95% BD 15/2/31 USD1000	Corporate Bonds	45,000	52
WESTVACO CORP 8.2% DEB 15/1/2030 USD1000	Corporate Bonds	10,000	12
WEYERHAEUSER CO DEB 7.375% DUE 15/MAR/2032	Corporate Bonds	75,000	81
WEYERHAEUSER CO/SEC 6.75000 15/MAR/2012	Corporate Bonds	80,000	87
WFS FINANCIAL OWNER TRUST 00-A A-3 7.220%	CMO/REMIC	26,608	27
AB SPINTAB SWEDM OR 5.75% BDS 15/6/2005 SEK’170	Corporate Bonds	1,000,000	119
ACE CAPITAL TRUST 9.7% BDS 01/APR/2030 USD1000	Corporate Bonds	40,000	49
ANADARKO FINANCE C 7.5% BDS 1/5/2031 USD1000	Corporate Bonds	200,000	238
ANHEUSER-BUSCH COS INC 6.5% 01/MAY/2042	Corporate Bonds	200,000	225
AOL TIME WARNER 7.7% BDS 1/5/32 USD1000	Corporate Bonds	160,000	167
APACHE CORP 6.25% NT 15/04/2012 USD1000	Corporate Bonds	80,000	90
ARCHER DANIELS MID 7.5% BDS 15/3/07 USD1000	Corporate Bonds	169,000	203
ARGENTINA (REP OF) 0% BDS DUE 15/OCT/2004 USD1000	Government Bonds	240,000	53
ASSET SECURITIZATION CORPORATION 96-D2 A-1	Commercial Mortgage Back	314,894	337
ASSOCIATES MANU HSG 1999-1 A 15/JUL/2030 FLT	Asset-Backed Security	443,680	439
AT & T CORP 6.5% DUE 15/MAR/2013	Corporate Bonds	20,000	20
AT&T CORP 8% SNR NTS 15/NOV/2031 USD1000	Corporate Bonds	80,000	88
BANK ONE CORP 4.12% 22/AUG/2002—01/SEP/2007	Corporate Bonds	30,000	31
BANKBOSTON 6.375% SUB NTS 25/3/08 USD	Corporate Bonds	541,310	592
BAYVIEW FINANCIAL ACQUISITION TRUST	Asset-Backed Security	600,000	600
BAYVIEW FINANCIAL ASSET TRUST 2002-A A-1 VARIABLE	CMO/REMIC	363,231	362
BEAR STEARNS COS FRN 3/2003 USD1000	Corporate Bonds	110,000	110
BELLSOUTH CAPITAL 6.04% DEB 15/11/26 USD1000	Corporate Bonds	529,000	584
BK OF AMERICA CPN 6.25% BDS 15/APR/2012 USD	Corporate Bonds	130,000	145
BK OF AMERICA CPN 7.4% SNR BDS 15/01/2011 USD	Corporate Bonds	180,000	212
BK ONE CAPITAL III 8.75% BD 01/09/30 USD1000	Corporate Bonds	200,000	252
BLACKROCK CAPITAL FINANCE 97-R3 A-2 7.220%	Commercial Mortgage Back	202,912	208
BOEING CO 6.625% DEB 15/2/38 USD1000	Corporate Bonds	362,000	361
BRISTOL-MYRS SQUIB 5.75% BDS 1/10/11 USD1000	Corporate Bonds	270,000	288
BRISTOL-MYRS SQUIB 6.875% SR DEB 1/8/2097 USD	Corporate Bonds	254,000	270
BRITISH POUND	Currencies	12,855	21
BRITISH TELECOM STEP CPN 8.875% AFTER 06/15/01,	Corporate Bonds	50,000	64
BRITISH TELECOMMUNICATIONS P L C NT	Corporate Bonds	95,000	114
CALL MAR 03 LONG BOND SP 114 114.00	OPTIONS	(8)	(12)
CAPITAL ASSET RESH FDG LP TAX LIEN COLL BD SER	Asset-Backed Security	37,967	39
CASH COLLATERAL HELD AT BR TRUST REC	Other	62,312	62
CHASE EOD BK LIQUIDITY FD (VAN 2).	Short Term Investment Fund	13,670,887	13,671
CHASE FUNDING TRUST 00-2 IIA-1 VARIABLE	CMO/REMIC	77,276	77
CHASE MANHATTAN BANK FIRST UNION NATIONAL BANK	CMO/REMIC	500,000	586

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002                                                                                                                                                                        Schedule I

CIT GROUP INC 5.75% DUE 25/SEP/2007	Corporate Bonds	160,000	166
CITIBANK CREDIT CARD ISSUANCE TRUST 2002-C1 2002-C	Asset-Backed Security	110,000	109
CITIGROUP INC 5.625% 26/AUG/2002—27/AUG/2012	Corporate Bonds	40,000	42
CITIGROUP INC 6% BD 21/02/2012 USD1000	Corporate Bonds	330,000	362
CLOSED-END HOM E EQUITY LOAN Asset-Backed Security	Asset-Backed Security	270,761	271
COMM 2001-FL4 01-FL4 A1 144 VARIABLE 15/APR/2013	Commercial Mortgage Back	497,855	498
COMM 2001-FL4 01-FL4 A2 144 VARIABLE 15/APR/2013	Commercial Mortgage Back	520,000	519
CONOCO FUNDING CO 6.35% GT BDS 15/10/11 USD	Corporate Bonds	130,000	145
CONOCO FUNDING CO 7.25% BDS 15/10/31 USD1000	Corporate Bonds	70,000	82
CONOCO INC 6.95% SNR NTS 15/04/29 USD	Corporate Bonds	50,000	57
CONOCO PHILLIPS	Corporate Bonds	80,000	80
CONOCO PHILLIPS CORP 5.90% DUE 15/OCT/2032	Corporate Bonds	50,000	50
CONSECO FINANACE SECURITIZATION CORP 00-6 A-4	Asset-Backed Security	550,000	568
CONSECO FINANCE SECURITIZATIONS CORP 01-3 A-4	Asset-Backed Security	200,000	180
CONSECO FINANCE SECURITIZATIONS CORP. 00-C A	Asset-Backed Security	70,526	70
CONSOLIDATED RAIL CORP DEB 7.875% 15/M AY/2043	Asset-Backed Security	40,000	47
CPC INTL INC MTN BE CALL 5.6%2097 15/OCT/2097	Corporate Bonds	100,000	91
CREDIT SUISSE FB U 5.75% NTS 15/4/07 USD1000	Corporate Bonds	70,000	75
CREDIT SUISSE FB USA INC 4.625% DUE 15/JAN/2008	Corporate Bonds	80,000	81
CRIIMI MAE 98-C1 A-2 7.000% 02/JUN/2033	Asset-Backed Security	150,000	164
CSFB COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES	Commercial Mortgage Back	370,000	370
CSFB MTG PTC 2002-6 2002-S6 A-2 VARIABLE	CMO/REMIC	248,288	248
CWABS, INC 2001-BC3 01-BC3 A VARIABLE 25/DEC/2031	Asset-Backed Security	339,375	340
DAIMLER-BENZ NA FR MTN 21/AUG/2003 USD1000	Corporate Bonds	300,000	299
DAIMLERCHRYSLER AUTO TRUST 00-C A-3 6.820%	Asset-Backed Security	33,942	34
DAIMLERCHRYSLER MASTER OWNER AUTO LN Asset-Backed Security	Asset-Backed Security	150,000	150
DANA CORP 6.5%NTS 1/3/09 USD1000’144A	Corporate Bonds	33,613	29
DEERE JOHN CAP CP 6% NTS 15/2/2009 USD1000	Corporate Bonds	100,000	109
DELTA AIR LINES	Corporate Bonds	400,000	423
DIAGEO CAPITAL 6.625%NTS 24/6/04 USD1000	Corporate Bonds	150,000	160
DOMINION RESOURCES INC 5.125% 15/DEC/2009	Corporate Bonds	50,000	51
DOMINION RESOURCES INC 5.7% 17/SEP/2012	Corporate Bonds	50,000	52
DRYDEN INV TR TR CTF 144A	Corporate Bonds	453,511	492
EL PASO CORP 7.75& MTN 15/01/32 USD1000	Corporate Bonds	380,000	236
EL PASO NATURAL GAS	Corporate Bonds	80,000	60
EQCC TRUST 2002-1 2-A VARIABLE 25/NOV/2031	Asset-Backed Security	268,939	269
EURO	Currencies	92,524	97
FANNIE MAE 01-W2 AS-1 4.490% 08/25/2028	Asset-Backed Security	47,083	47
FANNIE MAE REM IC TRUST 99-28 PH 6.000% 25/MAR/2023	CMO/REMIC	1,800,000	1,849
FED HOME LOAN MTG 5.75% MTN 15/JAN/2012 USD1000	Government Bonds	1,720,000	1,914
FED HOME LOAN MTG 6.75% BDS 15/9/29 USD1000	Government Bonds	1,000	1
FED NATL MORT ASSC 5.375% BDS 15/11/2011 USD	Government Bonds	50,000	54
FED NATL MORT ASSC 5.5% NTS 15/2/2006 USD1000	Government Bonds	1,000,000	1,094
FEDERAL HOME LN MTG CORP 6.25% 15/JUL/2032 USD	Government Bonds	182,000	206
FEDERAL NATL MTG ASSN CONS BD 6.21% 06/AUG/2038	Government Bonds	110,000	124
FEDERAL NATL MTG ASSN DISC NT MATURES 12/FEB/2003	Discounted Notes	600,000	598
FHLMC 4.875% 15/MAR/2007 USD	Government Bonds	100,000	108

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2002	Schedule I

FHLMC7.50% 01/JAN/1998-15/01/49 USD	Mortgage Backed Securities	600,000	638
FINANCING CORP PRIN FICO STRIP 16 BD19 05/APR/2019	Corporate Bonds	50,000	20
FIRSTAR BANK NA. 7.125%SB NT 1/12/09 USD1000	Corporate Bonds	20,000	24
FIRSTENERGY CORP 6.45% BD 15/11/2011 USD1000	Corporate Bonds	70,000	70
FIRSTENERGY CORP 7.375% BD 15/11/31 USD1000	Corporate Bonds	160,000	155
FNMA MORTPASS 8% 01/SEP/2015 CI PN# 535460	Mortgage Backed Securities	57,669	62
FNMA MORTPASS 8% 01/SEP/2015 CI PN# 550867	Mortgage Backed Securities	23,465	25
FNMA6.00% 08/DEC/2000-15/DEC/2005 USD	Government Bonds	315,000	349
FORD MOTOR CO 8.9% BDS 15/1/32 USD1000	Corporate Bonds	100,000	98
FORD MOTOR CREDIT 7.375% BDS 1/2/11 USD1000’2	Corporate Bonds	230,000	224
FORD MOTOR CREDIT 7.875% BDS 15/6/10 USD	Corporate Bonds	200,000	201
GEN ELEC CAP CORP 6.75% BD 15/03/2032 USD1000	Corporate Bonds	230,000	254
GENERAL ELEC CAP CORP 6% M TN 15/JUN/2012 USD1000	Corporate Bonds	250,000	270
GENERAL MTRS NOVA 6.85% NT 15/10/2008 USD1000	Corporate Bonds	270,000	279
GERMANY(FED REP) 5% BDS 04/1/2012 EUR0.01	Government Bonds	660,000	735
GERMANY(FED REP) 5.5% BDS 4/1/2031 EUR0.01	Government Bonds	680,000	783
GNMA I MORTPASS 6.5% 15/AUG/2028 SF PN# 486470	Mortgage Backed Securities	52,773	55
GNMA I MORTPASS 6.5% 15/OCT/2028 SF PN# 482782	Mortgage Backed Securities	50,423	53
GNMA I MORTPASS 7% 15/DEC/2025 SF PN# 395460	Mortgage Backed Securities	56,277	60
GNMA I MORTPASS 7% 15/DEC/2025 SF PN# 420393	Mortgage Backed Securities	86,199	92
GNMA I MORTPASS 7% 15/DEC/2027 SF PN# 454103	Mortgage Backed Securities	106,504	113
GNMA I MORTPASS 7% 15/JAN/2024 SF PN# 364875	Mortgage Backed Securities	71,540	76
GNMA I MORTPASS 7% 15/JAN/2024 SF PN# 371263	Mortgage Backed Securities	96,285	103
GNMA I MORTPASS 7% 15/JAN/2028 SF PN# 425832	Mortgage Backed Securities	78,923	84
GNMA I MORTPASS 7% 15/JAN/2028 SF PN# 433528	Mortgage Backed Securities	84,017	89
GNMA I MORTPASS 7% 15/JAN/2028 SF PN# 433566	Mortgage Backed Securities	88,207	94
GNMA I MORTPASS 7% 15/JUL/2028 SF PN# 464693	Mortgage Backed Securities	73,927	79
GNMA I MORTPASS 7% 15/JUN/2024 SF PN# 354832	Mortgage Backed Securities	86,608	92
GNMA I MORTPASS 7% 15/MAY/2028 SF PN# 442989	Mortgage Backed Securities	98,662	105
GNMA I MORTPASS 7% 15/NOV/2027 SF PN# 424870	Mortgage Backed Securities	66,977	71
GNMA I MORTPASS 7% 15/NOV/2027 SF PN# 437440	Mortgage Backed Securities	99,792	106
GNMA I MORTPASS 7% 15/NOV/2027 SF PN# 461021	Mortgage Backed Securities	79,235	84
GNMA I MORTPASS 7% 15/OCT/2027 SF PN# 455319	Mortgage Backed Securities	170,072	181
GNMA I MORTPASS 7% 15/OCT/2028 SF PN# 416625	Mortgage Backed Securities	203,766	216
GNMA I MORTPASS 7% 15/OCT/2028 SF PN# 477487	Mortgage Backed Securities	87,475	93
GNMA I MORTPASS 7% 15/OCT/2028 SF PN# 490678	Mortgage Backed Securities	207,096	220
GNMA I MORTPASS 7% 15/SEP/2025 SF PN# 366148	Mortgage Backed Securities	73,516	78
GNMA I MORTPASS 7% 15/SEP/2025 SF PN# 412461	Mortgage Backed Securities	29,873	32
GNMA I MORTPASS 7.5% 15/MAR/2029 SP PN# 781001	Mortgage Backed Securities	59,451	64
GNMA I MORTPASS 7.5% 15/NOV/2028 SF PN# 483837	Mortgage Backed Securities	87,906	94
GNMA6.50% 15JAN2049 USD	Mortgage Backed Securities	7,800,000	8,180
GREEN TREE FINANCIAL CORPORATION 97-D A-1 VARIABLE	Asset-Backed Security	53,252	53
HOME EQUITY LOAN TRUST 01-HE3 A1 VARIABLE	Asset-Backed Security	439,328	439
HOME OWNERSHIP FDG CORP II PFD STPDWN144A	PREFERRED STOCK	200	124
HOME OWNERSHIP FUN 13.331% PRF 31/12/49 USD100	PREFERRED STOCK	100	62
HOUSEHOLD FIN CORP 6.5% BDS 15/11/2008 USD1000	Corporate Bonds	101,000	109
HOUSEHOLD FIN CORP 6.75% BDS 15/5/2011 USD1000	Corporate Bonds	100,000	107

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2002	Schedule I

HOUSEHOLD FINANCE CORP	Corporate Bonds	30,000	31
HYDRO-QUEBEC 6.3% BDS 11/5/2011 USD1000	Corporate Bonds	140,000	159
IBJ PREFERRED CAPI8.79% BDS 30/6/08(144A)USD	Corporate Bonds	290,000	245
IMPAC FUNDING CORPORATION 2002-1 A VARIABLE	CMO/REMIC	463,853	463
ITALY(REP OF) 6% BTP 1/5/2031 EUR1000	Government Bonds	850,000	1,029
J.P. MORGAN COMMERCIAL MORTGAGE FINANCE CORP.	Commercial Mortgage Back	56,175	56
JP MORGAN CHASE 5.75% 02/JAN/2013	Corporate Bonds	80,000	81
JP MORGAN CHASE 6.625% SB NTS 15/3/12 USD	Corporate Bonds	190,000	206
KELLOGG CO 6.6% BDS 01/04/2011 USD1000	Corporate Bonds	80,000	90
KFW INTL FINANCE 4.75% BDS 24/1/2007 USD1000	Corporate Bonds	170,000	183
KOREA ELEC POWER 7.75% BDS 1/4/13 USD1000	Corporate Bonds	359,687	433
LEHMAN BROS HLDGS 6.625% NTS 01/APR/2004 USD1000	Corporate Bonds	340,000	358
LEHMAN BROS HLDGS 8.25% BDS 15/6/2007 USD1000	Corporate Bonds	60,000	71
LOCKHEED MARTIN CO 8.5% BDS 1/12/2029 USD1000	Corporate Bonds	90,000	121
MAR 03 10 YEAR T NOTES-CBT FUTURE SH	Futures	(11)	(1,266)
MAR 03 5 YEAR T NOTES-CBT FUTURE SH	Futures	(13)	(1,472)
MAR 03 TREASURY BONDS-CBT FUTURE SH	Futures	(8)	(902)
MEADWESTVACO CORP 6.85% NT 1/4/12 USD1000	Corporate Bonds	100,000	111
MERILL LYNCH MORTGAGE INVESTORS, INC. 96-C2 A-3	Commercial Mortgage Back	175,000	193
MERRILL LYNCH MORTGAGE INVESTORS, INC. 98-C1-C A-1	Commercial Mortgage Back	612,843	650
MERRILL LYNCH MTG INV INC SER 2002-NC1 CL A1	CMO/REMIC	90,467	90
NABISCO INC 7.55% DEB 15/6/2015 USD1000	Corporate Bonds	280,000	348
NEW CENTURY HOME EQUITY LOAN TRUST 00-NCB A	Asset-Backed Security	88,962	89
ONCOR ELECTRIC DELIVERY SR SECD 144A 15	Corporate Bonds	30,000	31
ORIGINAL EXPOSURE ON OPEN CONTRACTS	Futures	0	3,568
PEPSI BOTTLING GRP 7% SNR NTS 1/3/29 USD1000	Corporate Bonds	312,000	363
PHILIP MORRIS COS 6.375% BDS1/2/2006 USD1000	Corporate Bonds	251,781	270
PHILIP MORRIS COS 7.75% DEB 15/01/27 USD1000	Corporate Bonds	390,000	429
RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.	CMO/REMIC	400,000	420
RJ REYNOLDS TOBACC 7.75% NT 15/05/2006 USD1000	Corporate Bonds	170,000	185
RJ REYNOLDS TOBACC 7.875% BD 15/05/09 USD1000	Corporate Bonds	120,000	131
ROYAL BK SCOTLAND GROUP PLC SPONSORED ADR REPSTG	ADR	50,000	56
SALOM ON BROTHERS MORTGAGE SECURITIES VII, INC.	Asset-Backed Security	77,463	78
SARA LEE CORP 6.25% NT 15/09/2011 USD1000	Corporate Bonds	200,000	224
SBC COMMUNICATIONS INC5.875%	Corporate Bonds	50,000	54
SBC GLACIER FIN LTD NT97-1CL-A FLT04 10/SEP/2004	Commercial Mortgage Back	11,592	12
SCOTIA PACIFIC CO 1998-E A-3 20/JUL/1998 7.71000	Corporate Bonds	32,000	21
SECURITY NATL MTG LN TR 2001-3 MTG LN BKD REM IC	CMO/REMIC	229,639	230
SEQUOIA MORTGAGE TRUST 4 TRUST 4 A VARIABLE	Asset-Backed Security	160,835	155
SERIES 2000-2G MEDALLION TRUST 00-2G A-1 VARIABLE	CMO/REMIC	204,039	205
SONAT INC 7.625% NTS 15/7/11 USD1000	Corporate Bonds	50,000	34
SPRINT CAP CORP NT 8.375% DUE 15/M AR/2012	Corporate Bonds	190,000	189
SPRINT CAPITAL CP 7.625% GTD BDS 30/1/11 USD	Corporate Bonds	30,000	29
STATENS BOSTADSFIN 5.5% BDS 15/3/2006 SEK10000	Corporate Bonds	800,000	95
STHN NAT GAS CO 8% NT 01/03/2032 USD1000	Corporate Bonds	30,000	26

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002                                                                                                                                                                        Schedule I

SWEDISH KRONA	Currencies	57,500	7
SYSTEMS 2001 ASSET TRUST PASS THROUGH CERTIFICATES	CMO/REMIC	221,454	239
TARGET CORP 5.875% NT 01/03/12 USD1000	Corporate Bonds	80,000	87
TBA FHLMC GOLD SF 7.00 15 YRS JAN	Mortgage Backed Securities	100,000	106
TBA FNMA 30 YR 6% 01/JAN/2033 USD	Mortgage Backed Securities	1,100,000	1,137
TBA FNMA 6.5% 15JAN2049 USD	Mortgage Backed Securities	5,700,000	5,933
TBA FNMA SF 5.50 30 YRS JAN	Mortgage Backed Securities	300,000	306
TBA FNMA SF 5.50% 15 YRS DUE 17/JAN/2017	Mortgage Backed Securities	400,000	414
TBA FNMA SF 7.00 30 YRS JAN	Mortgage Backed Securities	7,300,000	7,676
TBA FNMA SF 8.00 30 YRS JAN	Mortgage Backed Securities	200,000	215
TBA GNMA I SF 5.50 30 YRS JAN	Mortgage Backed Securities	400,000	410
TBA GNMA I SF 6.00 30 YRS JAN	Mortgage Backed Securities	2,130,000	2,215
TBA GNMA I SF 7.00 30 YRS JAN	Mortgage Backed Securities	1,100,000	1,165
TCI COMMUNICATIONS 7.875% BDS 15/02/26 USD1000	Corporate Bonds	310,000	314
TENNESSEE GAS PIPELINE	Corporate Bonds	10,000	9
TENNESSEE VALLEY 6.75% BDS 1/11/25 USD1000	Government Bonds	150,000	176
TEXACO CAPITAL INC 5.5% NTS 15/1/2009 USD1000	Corporate Bonds	400,000	438
TYCO INTERNATIONAL6.375% SN NT 15/OCT/2011 USD	Corporate Bonds	200,000	187
U S TREAS BD STRIPPED PRIN PMT 5.500% 15/AUG/2028	Government Bonds	1,380,000	363
U. S. DOLLAR	Currencies	1,203,709	1,204
UBS (PREF)FUND. TR 8.622%-FRN NTS PERP USD1000	Corporate Bonds	50,000	60
UNION PACIFIC CORP 7.375% BDS 15/9/09 USD1000	Corporate Bonds	250,000	294
US AIRWAYS GROUP7.076% BDS 20/MAR/2021 USD100	Asset-Backed Security	96,749	98
US AIRWAYS PASS THROUGH TRUST 00-3 2000-3 7.890%	CMO/REMIC	94,973	99
US BANCORP	Corporate Bonds	60,000	61
USA TREASURY BDS 3.375% INFL.IND.15/4/32 USD	Government Bonds	90,000	106
USA TREASURY BDS 5.375% 15/FEB/2031 USD	Government Bonds	50,000	55
USA TREASURY BOND INDEX LINKED 3.875% TIPS	Government Bonds	376,000	507
USA TREASURY NTS 3.625% TIPS 15/04/28 USD	Government Bonds	2,267,000	2,974
USA TREASURY NTS 3.625% TIPS 15/1/08 USD1000	Government Bonds	173,000	213
USA TREASURY NTS 4% 15/11/2012 USD1000	Government Bonds	30,000	30
USA TREASURY STRIP 0% STRIP PINC PMT 15/8/25 U	Government Bonds	670,000	203
USA TREASURY STRIP 0%PRINC STRIP 15/11/27 USD	Government Bonds	1,900,000	515
VARIATION MARGIN ON OPEN CONTRACTS TO DATE—G/L	Futures	0	72
VERIZON GLOBAL FDG CORP BD 6.875% 15/JUN/2012	Corporate Bonds	470,000	524
VIACOM INC 5.62% 28/AUG/2002-15/AUG/2012	Corporate Bonds	80,000	85
W/CALL USA TREAS BDS 112.000 112.00	OPTIONS	(8)	(20)
W/CALL USA TREAS BDS 114.000 114.00	OPTIONS	8	12
W/CALL USA TREAS BDS 116.000 116.00	OPTIONS	(8)	(7)
W/CALL USA TREAS NTS FUT 10 115.00	OPTIONS	(17)	(24)
W/PUT USA TREAS BDS 106.000D 106.00	OPTIONS	(25)	(9)
W/PUT USA TREAS NTS FUT 10 1 109.00	OPTIONS	(5)	(1)
W/PUT USA TREAS NTS FUT 10 1 112.00	OPTIONS	(6)	(3)
WAL-MART STORES IN 7.55% BDS 15/2/2030 USD1000	Corporate Bonds	200,000	253
WASHINGTON MUTUAL MORTGAGE LOAN TRUST 00-1 A-1	CMO/REMIC	32,881	33
WASTE MANAGEMENT 7.375% NTS 1/8/10 USD1000	Corporate Bonds	240,000	263
WASTE MGT INC 6.375% 15/NOV/2012	Corporate Bonds	80,000	82

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002                                                                                                                                                                        Schedule I

WELLS FARGO & CO 6.375% SB NT 5/8/11 USD1000	Corporate Bonds	250,000	280
WEYERHAEUSER CO DEB 7.375% DUE 15/M AR/2032	Corporate Bonds	170,000	184
WEYERHAEUSER CO/SEC 6.75000 15/M AR/2012	Corporate Bonds	60,000	65
WILLIAMS COS INC 7.5% DEB 15/01/2031 USD1000	Corporate Bonds	150,000	94
WILLIAMS COS INC8.75% DUE 15/MAR/2032	Corporate Bonds	100,000	66
WORLDCOM INC 7.5% BDS 15/5/2011 USD1000	Corporate Bonds	100,000	24
WORLDCOM INC 8.25% BDS 15/5/2031 USD1000	Corporate Bonds	70,000	16
AES EASTERN ENERGY LP 99 A 9.000% 02/JAN/2017	Asset-Backed Security	120,000	111
ALLETE INC SR NT 7.8% 15/FEB/2008	Corporate Bonds	140,000	156
APPLIED MATLS INC SR NT 7.125% 15/OCT/2017	Corporate Bonds	432,000	494
ARCHER DANIELS MID 8.875% DEB 15/4/11 USD1000	Corporate Bonds	84,000	107
AT&T 8% SR NTS 15/NOV/2031 USD1000	Corporate Bonds	330,000	364
AT&T BROADBAND CORP NT 8.375% 15/MAR/2013	Corporate Bonds	25,000	28
AT&T CANADA INC 7.65% SR NT 15/9/06 USD1000	Corporate Bonds	100,000	17
AUTO DEL MAIPO SOC7.373% 15/JUN/2022 USD 144A	CM O/REMIC	410,000	446
BBV INTL FINANCE 7% GTD SUB NTS 01/12/25 USD	Corporate Bonds	112,000	123
BENCHM RK 5.75%08 CONS BD 6.21%38	Government Bonds	60,000	68
BGB FINANCE(IRE) 7.125% SB GT BD 27/2/12 USD	Corporate Bonds	500,000	559
BK OF AMERICA CPN 7.8% BDS 15/2/2010 USD1000	Corporate Bonds	300,000	357
BK OF AMERICA CPN 7.8% SB NT 15/9/16 USD1000	Corporate Bonds	89,000	111
BRIT COLUMBIA(PROV 5.375% BDS 29/10/08 USD1000	Government Bonds	178,000	196
BRIT COLUMBIA(PROV 7% DEB 15/JAN/2003 USD1000	Government Bonds	52,000	52
BRITISH TELECOMMUNICATIONS P L C NT	Corporate Bonds	256,000	307
BROWNING-FERRIS IN 6.1% NTS 15/JAN/2003 USD1000	Corporate Bonds	238,000	238
BRUNSWICK CORP DEB 7.375% 01/SEP/2023	Corporate Bonds	140,000	138
BURLINGTN NTH SANT 7.125% BDS 15/12/10 USD1000	Corporate Bonds	200,000	231
CHASE EOD BK LIQUIDITY FD (VAN 2).	Short Term Investment Fund	17,391,001	17,391
CNA FINANCIAL CORP 7.25% BDS 15/11/23 USD1000	Corporate Bonds	285,000	239
COASTAL CORP 6.5% NT 15/05/2006 USD1000	Corporate Bonds	120,000	97
COLGATE-PALMOLIVE CO MEDIUM T BOOK ENTRY TRANCHE #	Corporate Bonds	25,000	28
COMPAQ COMPUTER CORP NT 7.65% 01/AUG/2005	Corporate Bonds	120,000	131
CONSD NATURAL GAS 6% NTS 15/10/2010 USD1000	Corporate Bonds	89,000	95
CONTINENTAL AIRLIN8.048% CM O 01/MAY/2022 USD1000	Asset-Backed Security	110,627	97
COORS BREWING CO SR NT 6.375% 15/MAY/2012 UNRES.	Corporate Bonds	14,000	16
DELPHI AUTOMOTIVE 6.55% NT 15/06/2006 USD1000	Corporate Bonds	170,000	179
DEV BK SINGAPORE 7.875% SUB NTS 15/APR/2010 144A	Corporate Bonds	120,000	141
DIAGEO CAPITAL 6.125% NTS 15/8/05 USD1000	Corporate Bonds	259,000	284
DONNELLEY RR & SONS CO MTN BE FR 6.56%05/JUL/2005	Corporate Bonds	173,000	188
DRESSER INDS INC DEB 7.6%2096 15/AUG/2096	Corporate Bonds	170,000	126
DUKE CAP CORP SR NT-B 6.75% 15/JUL/2018	Corporate Bonds	121,000	108
EASTMAN CHEMICAL C 7.25% DEB 15/1/2024 USD1000	Corporate Bonds	380,000	411
ENRON CORPORATION 6.75% NTS 1/7/2005 USD1000	Corporate Bonds	120,000	1
EQUITABLE RES INC DEB 7.75% 15/JUL/2026	Corporate Bonds	130,000	155
EURO INV BK BD 0.00% 06/NOV/2026 USD1000	Government Bonds	650,000	172
FANNIE MAE MULTIFAMILY REMIC TRUST 99-M 4 Z 7.604%	Commercial Mortgage Back	449,820	522

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002                                                                                                                                                                        Schedule I

FANNIE MAE REMIC TRUST 1987-1 87-001 Z 9.990%	CMO/REMIC	60,322	69
FANNIE MAE REMIC TRUST 1992-18 92-018 ZH 7.500%	CMO/REMIC	650,924	695
FANNIE MAE REMIC TRUST 92-041 ZB 8.000%	CMO/REMIC	226,754	234
FED HOME LOAN MTG 5.875% SUB MTN 21/3/11 USD	Government Bonds	530,000	581
FED NATL MORT ASSC 6.25% SUB NTS 1/2/2011 USD1	Government Bonds	530,000	593
FEDERAL HOME LN BKS CONS BD 5.5% 11/DEC/2013	Government Bonds	240,000	261
FEDERAL HOME LN BKS CONS BD 5.885% 30/MAR/2009	Government Bonds	195,000	220
FEDERAL HOME LN BKS CONS BD 5.905% 22/JUL/2008	Government Bonds	300,000	339
FEDERAL HOME LN BKS CONS BD 5.925% 09/APR/2008	Government Bonds	1,000,000	1,130
FEDERAL HOME LN BKS CONS BD 6.875% 15/AUG/2005	Government Bonds	330,000	371
FEDERAL HOME LOAN MORTGAGE CORPORATION 1332 Z	CMO/REMIC	1,481,626	1,606
FEDERAL HOME LOAN MORTGAGE CORPORATION 1608 JA	CMO/REMIC	254,122	32
FEDERAL HOME LOAN MORTGAGE CORPORATION G031 Z	CMO/REMIC	906,965	1,008
FEDERAL NATL MTG ASSN GTD REMIC PASS	CMO/REMIC	294,662	326
FEDERAL NATL MTG ASSN MTN FR 6.26%26/NOV/2012	Government Bonds	185,000	213
FEDL FARM CR BKS CONS SYSW MTN FR 7.26%02/MAY/2005	Government Bonds	205,000	230
FHLMC GOLD6% 15MAR2049 USD	Mortgage Backed Securities	3,100,000	3,180
FHLMCGLD MORTPASS 5.5% 01/JAN/2029 C2 PN# C20679	Mortgage Backed Securities	373,432	382
FHLMCGLD MORTPASS 5.5% 01/SEP/2032 C7 PN# C70867	Mortgage Backed Securities	199,301	203
FHLMCGLD MORTPASS 6% 01/APR/2032 C6 PN# C66324	Mortgage Backed Securities	368,104	381
FHLMCGLD MORTPASS 6% 01/AUG/2029 C2 PN# C29983	Mortgage Backed Securities	136,252	141
FHLMCGLD MORTPASS 6% 01/JAN/2029 C0 PN# C00702	Mortgage Backed Securities	66,530	69
FHLMCGLD MORTPASS 6% 01/JUL/2031 C0 PN# C01213	Mortgage Backed Securities	589,678	611
FHLMCGLD MORTPASS 6% 01/MAR/2031 C4 PN# C48480	Mortgage Backed Securities	283,351	293
FHLMCGLD MORTPASS 6% 01/MAR/2031 G0 PN# G01213	Mortgage Backed Securities	343,792	356
FHLMCGLD MORTPASS 6.5% 01/AUG/2009 E6 PN# E60022	Mortgage Backed Securities	250,661	264
FHLMCGLD MORTPASS 7.5% 01/DEC/2022 D2 PN# D28599	Mortgage Backed Securities	109,604	118
FHLMCGLD MORTPASS 9% 01/JAN/2025 C8 PN# C80253	Mortgage Backed Securities	69,055	77
FINANCING CORP 8.6% BDS 26/9/19 USD1000	Government Bonds	75,000	104
FINANCING CORP PRINCIPAL FICO STRIPS SER 19-PRIN	Government Bonds	700,000	279
FINOVA GROUP INC 7.5% SN NT 15/11/09 USD1000	Corporate Bonds	30,000	10
FLEET FINL GP 6.5% BDS 15/3/08 USD1000	Corporate Bonds	439,000	482
FNMA MORTPASS 6% 01/JAN/2033 CL PN# 682775	Mortgage Backed Securities	1,000,000	1,035
FNMA MORTPASS 6% 01/JUL/2029 CL PN# 503854	Mortgage Backed Securities	158,772	165
FNMA MORTPASS 6% 01/JUL/2029 CL PN# 526224	Mortgage Backed Securities	496,866	515
FNMA MORTPASS 6% 01/NOV/2028 CL PN# 450952	Mortgage Backed Securities	185,074	192
FNMA MORTPASS 6% 01/OCT/2028 CL PN# 445515	Mortgage Backed Securities	273,594	284
FNMA MORTPASS 6% 01/SEP/2029 CL PN# 323908	Mortgage Backed Securities	49,685	52
FNMA MORTPASS 6.5% 01/APR/2029 CL PN# 482922	Mortgage Backed Securities	28,464	30
FNMA MORTPASS 6.5% 01/APR/2029 CL PN# 493343	Mortgage Backed Securities	32,788	34
FNMA MORTPASS 6.5% 01/JUN/2029 CL PN# 499190	Mortgage Backed Securities	146,140	152
FNMA MORTPASS 6.5% 01/JUN/2029 CL PN# 503290	Mortgage Backed Securities	39,580	41
FNMA MORTPASS 6.5% 01/JUN/2031 CL PN# 584869	Mortgage Backed Securities	259,074	270

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002                                                                                                                                                                        Schedule I

FNMA MORTPASS 6.5% 01/MAR/2030 CL PN# 533373	Mortgage Backed Securities	265,333	277
FNMA MORTPASS 6.5% 01/MAY/2031 CL PN# 535933	Mortgage Backed Securities	341,958	356
FNMA MORTPASS 7% 01/AUG/2025 CL PN# 318107	Mortgage Backed Securities	3,805	4
FNMA MORTPASS 7% 01/FEB/2028 CL PN# 414547	Mortgage Backed Securities	132,025	139
FNMA MORTPASS 7% 01/SEP/2028 CL PN# 323347	Mortgage Backed Securities	548,032	577
FNMA MORTPASS 7.5% 01/JUN/2025 CL PN# 306974	Mortgage Backed Securities	12,877	14
FNMA PASS THRU CTF POOL NO: 634512	Mortgage Backed Securities	405,030	419
FORD MOTOR CREDIT 6.5% BDS 25/01/07 USD1000	Corporate Bonds	180,000	178
FORD MOTOR CREDIT 7.25% BDS 25/10/11 USD1000	Corporate Bonds	150,000	146
FREEPORT TERMINAL( 7.25% GTD BDS 15/5/2028 USD	Government Bonds	215,000	227
FREEPORT TERMINAL( 7.25% GTD BDS 15/5/2028 USD	Government Bonds	90,000	99
GE CAPITAL MORTGAGE SERVICES, INC. 93-16 16-A12	Asset-Backed Security	93,205	94
GE CAPITAL MORTGAGE SERVICES, INC 94-24 A4 7.000%	CMO/REMIC	441,746	449
GEN MOTORS CORP 6.875% BDS 15/9/11 USD1000	Corporate Bonds	130,000	130
GEN MOTORS CORP 7.1% NTS 15/3/06 USD1000	Corporate Bonds	173,000	180
GNMA I MORTPASS 10% 15/DEC/2020 SF PN# 296513	Mortgage Backed Securities	86,635	99
GNMA I MORTPASS 10% 15/M AR/2020 SF PN# 288117	Mortgage Backed Securities	30,744	35
GNMA I MORTPASS 10% 15/SEP/2020 SF PN# 294918	Mortgage Backed Securities	169,611	195
GNMA I MORTPASS 6% 15/DEC/2028 SF PN# 457932	Mortgage Backed Securities	233,175	244
GNMA I MORTPASS 6% 15/FEB/2029 SP PN# 780975	Mortgage Backed Securities	20,496	21
GNMA I MORTPASS 6.5% 15/APR/2026 SF PN# 373712	Mortgage Backed Securities	23,164	24
GNMA I MORTPASS 6.5% 15/APR/2026 SF PN# 412583	Mortgage Backed Securities	83,109	88
GNMA I MORTPASS 6.5% 15/APR/2026 SF PN# 413641	Mortgage Backed Securities	548,562	578
GNMA I MORTPASS 6.5% 15/APR/2026 SF PN# 421856	Mortgage Backed Securities	17,418	18
GNMA I MORTPASS 6.5% 15/APR/2026 SF PN# 422131	Mortgage Backed Securities	85,151	90
GNMA I MORTPASS 6.5% 15/FEB/2026 SF PN# 419569	Mortgage Backed Securities	113,764	120
GNMA I MORTPASS 6.5% 15/FEB/2026 SF PN# 421692	Mortgage Backed Securities	18,103	19
GNMA I MORTPASS 6.5% 15/M AR/2026 SF PN# 373607	Mortgage Backed Securities	19,469	21
GNMA I MORTPASS 6.5% 15/M AR/2026 SF PN# 424276	Mortgage Backed Securities	288,143	304
GNMA I MORTPASS 6.5% 15/M AR/2026 SF PN# 427108	Mortgage Backed Securities	191,361	202
GNMA I MORTPASS 6.5% 15/M AY/2026 SF PN# 412234	Mortgage Backed Securities	78,414	83
GNMA I MORTPASS 6.5% 15/SEP/2026 SF PN# 431373	Mortgage Backed Securities	53,675	57
GNMA I MORTPASS 8% 15/AUG/2025 SF PN# 377590	Mortgage Backed Securities	429,500	469
GNMA I MORTPASS 8% 15/JUN/2026 SF PN# 426119	Mortgage Backed Securities	98,712	108
GNMA II MORTPASS 6% 20/NOV/2011 SF PN# 002348	Mortgage Backed Securities	439,775	466
GOLDMAN SACHS GP 7.35% NTS 1/10/09 USD’B’	Corporate Bonds	120,000	138
GOODYEAR TIRE&RUBR 7.857% NT 15/08/11 USD1000	Corporate Bonds	100,000	75
GOODYEAR TIRE&RUBR 8.5% BDS 15/3/2007 USD1000	Corporate Bonds	100,000	85
GOVERNMENT BACKED TRUSTS ZERO CPN T-1 08	Government Bonds	1,040,000	859
GOVERNMENT TR CTFS ZERO CPN CTFS CL 1 D FR	Government Bonds	2,380,000	1,636
HELLER FINANCIAL I 7.125% NT 28/9/04 USD1000’1	Corporate Bonds	120,000	130
HILTON HOTELS CORP 7.625% BD 15/05/08 USD1000	Corporate Bonds	40,000	41
HOMESIDE LENDING MTN BE FR 6.2%15/M AY/2003	Corporate Bonds	432,000	438
HOUSEHOLD FIN CORP 8% BDS 15/7/2010 USD1000	Corporate Bonds	100,000	113
HOUSTON LTG & PWR CO FR CDTM TN 6.5% 21/APR/2003	Corporate Bonds	173,000	174
HYDRO QUEBEC M TNS BE FR 6.53%14/JUL/2003	Corporate Bonds	36,000	37
HYDRO-QUEBEC 8.4% GTD DEB 15/1/22 USD	Corporate Bonds	120,000	158

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2002	Schedule I

INTER-AMER DEV BK5.375% BDS 18/NOV/2008 USD1000	Government Bonds	170,000	188
INTL BANK RECON&DV 0% BDS 15/2/16 USD1000	Government Bonds	63,000	31
INTL BANK RECON&DV0% BDS 15/FEB/2015 USD1000	Discounted Notes	21,000	11
INTL BANK RECON&DV5.5% BDS 25/NOV/2013 USD	Government Bonds	181,000	199
INTL BANK RECON&DV7.625% NTS 19/JAN/2023 USD1000	Government Bonds	290,000	380
ISRAEL(STATE OF) 6.375% BDS 15/12/05 USD1000	Government Bonds	86,000	92
JACKSON NATL LIFE GLOBAL PRIV PLCM NT 144A	Corporate Bonds	26,000	28
JP MORGAN CHASE & CO 5.25% 30/M AY/2007	Corporate Bonds	26,000	27
JUN 03 EURODOLLAR-CME FUTURE LG	Futures	10	2,466
JUN 04 EURODOLLAR-CME FUTURE SH	Futures	(4)	(975)
KRAFT FOODS INC 01/JUN/2012	Corporate Bonds	15,000	17
LBK BADEN-WURT7.625% BDS 01/FEB/2023 USD1000	Corporate Bonds	52,000	61
MAR 03 10 YEAR T NOTES-CBT FUTURE LG	Futures	21	2,416
MAR 03 2 YEAR T NOTES-CBT FUTURE LG	Futures	40	8,608
MAR 03 5 YEAR T NOTES-CBT FUTURE SH	Futures	(146)	(16,535)
MAR 03 TREASURY BONDS-CBT FUTURE SH	Futures	(8)	(902)
MARSH & MCLENNAN 6.625% BDS 15/6/04 USD1000	Corporate Bonds	120,000	128
MOTOROLA INC 7.6% NTS 01/JAN/2007 USD1000	Corporate Bonds	180,000	188
MURPHY OIL CORP 7.05% NTS 1/5/2029 USD1000	Corporate Bonds	320,000	349
NEW VALLEY GENERATION I 00-1 CERT 7.299%	CMO/REMIC	91,677	109
NGC CORP SR NT 6.75% 15/DEC/2005	Corporate Bonds	250,000	91
NISOURCE FINANCE C 7.875% GTD NT 15/11/10 USD	Corporate Bonds	100,000	110
NORDIC INVEST BANK 7.5% M TN 11/4/05 USD(VAR)	Corporate Bonds	65,000	73
NORFOLK STHN CORP 6.2% SR NTS 15/4/09 USD1000	Corporate Bonds	44,000	49
NORSK HYDRO ASA 7.15% DEB 15/11/25 USD1000	Corporate Bonds	125,000	143
NORTEL NETWORKS LT 6.125% NTS 15/FEB/2006 USD1000	Corporate Bonds	110,000	74
NSTAR COM 8% BDS 15/FEB/2010 USD1000	Corporate Bonds	120,000	146
ORIGINAL EXPOSURE ON OPEN CONTRACTS	Futures	0	4,417
PACIFICORP 6.71% NTS 15/1/26 USD1000	Corporate Bonds	400,000	424
PARAMOUNT COMMUNICATIONS INC SR DEB 7.5%	Corporate Bonds	100,000	105
PDVSA FINANCE 6.8% BDS 15/NOV/2008 USD1000	Corporate Bonds	350,000	280
PEMEX FIN LTD NT	Corporate Bonds	120,000	132
QWEST CAP FUNDING 7% BDS 03/08/2009 USD1000	Corporate Bonds	100,000	64
RESIDENTIAL FUNDING MORTGAGE SECURITIES I, INC.	CMO/REMIC	369,685	371
SEP 03 EURODOLLAR-CME FUTURE LG	Futures	3	739
SOUTHWEST GAS CORP 8.375% BDS 15/2/2011 USD100	Corporate Bonds	110,000	122
SPRINT CAPITAL CP 6.875% NTS 15/11/28 USD1000	Corporate Bonds	107,000	86
SUMITOMO MITSUI BANKING CORP NY SUB NT 8% DUE	Corporate Bonds	58,000	64
TARGETED RETURN INDEX SECS TR CTF-02 144A	CMO/REMIC	1,344,000	1,384
TBA FHLMC GOLD SF 5.50 30 YRS APR	Mortgage Backed Securities	300,000	300
TIME WARNER ENT 8.875% BDS 1/10/2012 USD	Corporate Bonds	100,000	119
TRANSOCEAN SEDCO F 6.625% NTS 15/4/11 USD1000	Corporate Bonds	120,000	132
TRW INC 7.125% BDS 1/6/2009 USD1000	Corporate Bonds	73,000	82

CONSOL Energy Inc.

Investment Plan for Salaried Employees

EIN: 51-0337383, Plan 002

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2002	Schedule I

TYSON FOODS INC NT 7% 01/MAY/2018		Corporate Bonds	86,000	89
U. S. DOLLAR		Currencies	193	—
UNITED STATES TREASURY BILL		Treasury Bills	175,000	175
UNITED STATES TREASURY NOTE 3.00% 15/J UL/2012 TIP		Government Bonds	450,000	482
UNIVISION COMMUNIC 7.85% SR NT 15/7/11 USD1000		Corporate Bonds	250,000	284
US 10 YR AGENCY FUT MAR03		Futures	4	(446)
US WEST CAP ITAL FU 6.875% DEB 15/7/28 USD1000		Corporate Bonds	236,000	130
US WEST COMMS GRP 6.625% NTS 15/9/05 USD1000		Corporate Bonds	86,000	80
USA TREASURY NTS 3.625% TIP S 15/J AN/2008 USD1000		Government Bonds	1,000,000	1,231
USA TREASURY STRIP 0% STRIP 15/05/2018 USD1000		Government Bonds	3,220,000	1,482
USA TREASURY STRIP 0% STRIP 15/05/2019 USD1000		Government Bonds	275,000	118
USA TREASURY STRIP 0% STRIP 15/08/2017 USD1000		Government Bonds	1,215,000	587
USA TREASURY STRIP STRIP INT P MT 15/2/19USD		Government Bonds	1,704,000	746
VALERO ENERGY(NEW) 8.375% NTS 15/J UN/2005 USD1000		Corporate Bonds	60,000	64
VARIATION MARGIN ON OPEN CONTRACTS TO DATE—G/L		Futures	—	212
VODAFONE AIRTOUCH P LC NT 7.75% 15/FEB/2010 144A		Corporate Bonds	42,000	48
WHIRLPOOL CORP 9% NT 01/03/2003 USD1000		Corporate Bonds	120,000	121
WILLIAMS COS INC 7.875% NT 1/9/2021 USD1000		Corporate Bonds	170,000	107
WILLIAMS COS INC 9.25% NTS 15/MAR/2004 USD1000		Corporate Bonds	320,000	254
WORLDCOM INC 7.55% SR NT 01/AP R/2004 USD1000		Corporate Bonds	30,000	7
CHASE EOD BK LIQUIDITY FD (VAN 2).		Short Term Investment Fund	2	—
Various Insurance Companies		Synthetic Wrapper Agreements	—	(144,384)

	Total Stable Value Fund			526,690
Common/collective trusts
Merrill Lynch*		Aggressive Asset Allocation	76,318	833
		Conservative Asset Allocation Portfolio	22,381	299
		Moderate Asset Allocation Portfolio	98,547	1,218
		Small Cap Index Trust	111,874	1,167
		Internatio nal Index Trust	66,576	561
		Equity Index Trust	184,086	11,662
BZW Global Investors		Barclays 3-Way Fund	627,794	14,759

	Total common/collective trusts			30,499
Participant loans *		4.75% to 9.50%		15,055

				$891,099

*Indicates parties-in-interest.